As filed with the Securities and Exchange Commission on March 14, 2014

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-14214

Amended application for an order under section 6(c) of the Investment Company Act of
1940 for an exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for exemptions from sections
17(a)(1) and 17(a)(2) of the Act and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of
T. Rowe Price Associates, Inc. and
T. Rowe Price Equity Series, Inc.

Please send all communications to: Darrell N. Braman, Esq. James P. Erceg Richard T. Whitney T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	With a copy to: Mark D. Perlow, Esq. K&L Gates LLP Four Embarcadero Center, Suite 1200 San Francisco, CA 94111

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I.	SUMMARY OF APPLICATION				1

	A.	ETF Relief			2

	B.	Fund of Funds Relief			2

	C.	Request for Relief			3

II.	APPLICANTS				3

	A.	The Corporation and Funds			3

	B.	The Initial Funds			4

	C.	The Adviser			4

	D.	The Distributor			4

III.	APPLICANTS’ PROPOSAL FOR FUNDS				4

	A.	Background			4

	B.	The Funds’ Proposed Arbitrage Mechanism			6

		1.	A High-Quality Pricing Signal		7

		2.	A High-Quality Hedging Vehicle		10

			a.	Daily Deviation, Tracking Error, Empirical Percentiles and the Hedge Portfolio	11

			b.	Synchronous Trading	14

			c.	Liquidity	15

		3.	Conclusion		15

	C.	Other Features of the Funds			16

		1.	Organization		16

		2.	Capital Structure and Voting Rights; Book Entry		16

		3.	Listing and Trading		17

		4.	Purchases and Redemptions of Creation Units		17

			a.	General	17

			b.	Authorized Participants	17

			c.	Timing	18

			d.	Payment	18

			e.	Clearance and Settlement	20

			f.	Transaction Fee	20

			g.	Delivery of Shares	21

			h.	Rejection of Creation Unit Purchase Orders	21

			i.	ETF Investors	22

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			j.	Small Allotment Redemption Feature	23

		5.	Secondary Market Pricing of Shares		25

		6.	Shareholder Transaction and Operational Fees and Expenses		25

		7.	Dividend Reinvestment Service		25

		8.	Availability of Information		26

		9.	Sales and Marketing Materials; Prospectus Disclosure		26

		10.	Third-Party Broker-Dealer Issues		27

IV.	REQUEST FOR ETF RELIEF				27

	A.	In Support of the ETF Relief			27

		1.	The Funds Will Not Raise the Concerns Set Forth in the Actively Concept Release		27

			a.	The Funds Will Not Discriminate Among Shareholders	27

			b.	The Funds Will Address Potential Conflicts of Interest	32

		2.	The Funds Will Provide the Other Benefits Previously Considered by the Commission in Granting Relief to Permit ETFs		33

			a.	The Funds Will Provide Institutional and Retail Investors with the Same Diversification, Cost, Tax-Efficiency and Intra-Day Liquidity Benefits as Existing ETFs	33

			b.	The Funds Will Give Short-Term Traders an Appropriate Investment Option	35

			c.	The Funds Will Expand the Investment Options Available to ETF Investors	35

	B.	Legal Analysis of ETF Relief			35

		1.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)		36

		2.	Exemption from the Provisions of Section 22(d) and Rule 22c-1		37

		3.	Exemption from the Provisions of Section 17(a)		39

V.	REQUEST FOR FUND OF FUNDS RELIEF				42

	A.	In Support of Fund of Funds Relief			42

	B.	Legal Analysis of Fund of Funds Relief			44

		1.	Exemption from the Provisions of Sections 12(d)(1)(A) and (B)		44

		2.	Exemption from the Provisions of Section 17(a)		47

VI.	CONDITIONS TO THE APPLICATION				49

	A.	ETF Relief			49

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	B.	Fund of Funds Relief	50

VII.	NAMES AND ADDRESSES		52

VIII.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES		53

APPENDIX A			A-1

APPENDIX B			B-1

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of T. Rowe Price Associates, Inc. T. Rowe Price Equity Series, Inc. 100 East Pratt Street Baltimore, MD 21202 File No. 812-14214
Amended application for an order under section 6(c) of the Investment Company Act of 1940 for an exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act and under section 12(d)(1)(J) for exemptions from sections 12(d)(1)(A) and (B) of the Act

I.	SUMMARY OF APPLICATION

In this amended application, T. Rowe Price Associates, Inc. (“T. Rowe”) and T. Rowe Price Equity Series, Inc. (the “Corporation,” and together with T. Rowe, the “Applicants”) request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (“Order”).  Applicants request that the Order apply to the initial series described in Appendix A to the application (the “Initial Funds”) and to any future series of the Corporation and any other future registered open-end management company (or its series) that utilize active management investment strategies and (a) are advised by the T. Rowe or an entity controlling, controlled by, or under common control with T. Rowe (each, an “Adviser”) and (b) comply with the terms and conditions of the application (the “Future Funds”)1  The Initial Fund and Future Funds together are the “Funds.”  Each Fund will operate as an exchange-traded fund (“ETF”).

Applicants are seeking the Order for an exemption from sections 2(a)(32), 5(a)(1), 17(a) and 22(d) of the Act and rule 22c-l under the Act (“ETF Relief”) to permit the Corporation to create and operate actively-managed investment series (i.e., Funds) that offer exchange-traded shares (“Shares”).  More specifically, the ETF Relief would permit (i) Shares of the Funds to trade on a national securities exchange as defined in section 2(a)(26) of the Act (“Exchange”) at prices set by the market rather than at net asset value per Share (“NAV”); (ii) Shares to be purchased and redeemed only in large aggregations (“Creation Units”), except in connection with the Small Allotment Redemption Feature (as defined below); and (iii) certain affiliated persons of the Funds to buy securities from, and sell securities to, them in connection with the purchase and redemption of Creation Units.  The Order would also permit the Funds to sell Shares to certain other registered investment companies, and such companies to buy Shares, in

1           All entities that currently intend to rely on the Order are named as Applicants.

excess of the limits established by the Act by granting an exemption pursuant to section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act and pursuant to sections 6(c) and 17(b) of the Act from section 17(a) of the Act (“Fund of Funds Relief”).

The Securities and Exchange Commission (“Commission”) has issued orders on exemptive applications for relief that is substantially the same as the Fund of Funds Relief sought by Applicants.2  The Commission has also issued orders on exemptive applications that involve actively-managed ETFs (“Active ETFs”) seeking relief that is substantially similar to the ETF Relief sought by Applicants.3  As addressed immediately below, however, there are distinguishing aspects of the Funds vis-à-vis existing Active ETFs.  Most importantly, the Funds will not make their portfolio holdings fully transparent.  Accordingly, this application discusses in detail the factual and legal considerations supporting the requested ETF Relief.

A.	ETF Relief

The principal difference between the Funds and prior Active ETFs is that the Funds, in lieu of providing full portfolio transparency to facilitate market participants’ hedging of and intra-day arbitrage in Shares, would provide other information that is sufficient on its own to enable such arbitrage.  More specifically, each Fund would cause a High-Quality Pricing Signal (as defined below) in the form of an indicative net asset value (“INAV”) to be disseminated every 15 seconds throughout the primary trading session in the Fund’s Shares.  In addition, each Fund would disclose a Hedge Portfolio (as defined below) that market participants could use to hedge their positions in and/or arbitrage Shares.  Each Fund would also disclose the Daily Deviation (as defined below) between the Hedge Portfolio and the Fund for the last year, as well as certain quantitative summaries of such Daily Deviations -- namely, the Tracking Error and Empirical Percentiles (each, as defined below).  Applicants believe that these disclosures (of the Hedge Portfolio, its Daily Deviations, Tracking Error and Empirical Percentiles) will allow market participants to understand, from the first moment that the Fund trades, the relationship between the performance of the Fund and the Hedge Portfolio.  Further, Applicants expect the Tracking Error between a Fund and its Hedge Portfolio to be sufficiently small to allow market participants effectively to use the Hedge Portfolio for its intended purposes.  Under these circumstances, Applicants believe that the arbitrage mechanism of the proposed Funds will be at least as efficient, if not more efficient, than are the arbitrage mechanisms of many ETFs in the market today.  Thus, Applicants believe that the ETF Relief requested meets the standards required under the Act and should be granted.

B.	Fund of Funds Relief

The Fund of Funds Relief would permit registered management investment companies and unit investment trusts (“UITs”) that are not part of the same “group of investment

2           See, e.g., Emerging Global Advisors, LLC, et al., Investment Company Act Release Nos. 30382 (Feb. 13, 2013) (notice) and 30423 (Mar. 12, 2013) (order) (“EGA Order”); T. Rowe Price Associates, et al., Investment Company Act Release Nos. 30299 (Dec. 7, 2012) (notice) and 30336 (Jan. 2, 2013) (order) (“T. Rowe Order”) (collectively, “Fund of Funds Precedent”).

3           Cf., EGA Order, T. Rowe Order.

companies,” as defined in section 12(d)(1)(G)(ii) of the Act, as a Fund, and that enter into an Acquiring Fund Agreement (as defined below) with the Corporation, to acquire Shares of the Fund beyond the limits of section 12(d)(1)(A).  Such registered management investment companies are referred to herein as “Acquiring Management Companies,” such UITs are referred to herein as “Acquiring Trusts,” and, collectively with Acquiring Management Companies, “Acquiring Funds.”  Applicants request that the Fund of Funds Relief apply to (a) any Fund, (b) Acquiring Funds, (c) the registered broker-dealer (“Broker”) acting as principal underwriter for the distribution of Shares (“Distributor”), and (d) other Brokers that sell Shares to Acquiring Funds.  With respect to the Distributor and Brokers, the Fund of Funds Relief would permit them to sell Shares to an Acquiring Fund beyond the limits set forth in section 12(d)(1)(B).

In addition, the Fund of Funds Relief would provide relief from sections 17(a)(l) and (2) to permit an ETF that is an affiliated person, or an affiliated person of an affiliated person (“second-tier affiliate”), as defined in section 2(a)(3) of the Act, of an Acquiring Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund and to engage in the accompanying in-kind transactions.  The Fund of Funds Relief would not apply to any Fund that is acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits set forth in section 12(d)(1)(A) of the Act, except as noted in condition B.11 below.  An Acquiring Fund could rely on the requested Fund of Funds Relief only to invest in Funds and not in any other registered investment company.

C.	Request for Relief

Applicants request the ETF Relief under sections 6(c) and 17(b) of the Act.  Applicants request the Fund of Funds Relief under sections 12(d)(1)(J), 6(c) and 17(b) of the Act. Applicants believe that:

●            With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

●            With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of the ETFs and with the general purposes of the Act; and

●            With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

II.	APPLICANTS

A.	The Corporation and Funds

The Corporation is a corporation, organized under the laws of the State of Maryland, which may be comprised of multiple separate series.  The Corporation is registered with the

Commission as an open-end management investment company and overseen by a board of directors (the “Board”).

B.	The Initial Funds

The Initial Funds are described in Appendix A.

C.	The Adviser

T. Rowe will be the investment adviser to the Initial Funds (i.e., the Adviser).  T. Rowe is a Maryland corporation, with its principal office located at 100 East Pratt Street, Baltimore, Maryland 21202.  T. Rowe is, and each Adviser will be, registered as an investment adviser under section 203 of the Investment Advisers Act of 1940, as amended (“Advisers Act”).  T. Rowe serves as the investment adviser to, among other individual and institutional clients, more than 120 mutual funds.  As of June 30, 2013, T. Rowe and its affiliates managed approximately $614 billion in assets.

Subject to the oversight and authority of the Board, the Adviser will develop and manage the overall investment program of each Fund and will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services).  The Adviser may enter into subadvisory agreements with other investment advisers, including affiliates of T. Rowe, to act as subadvisers with respect to the Funds (“Subadvisers”).  Any Subadviser will be registered under section 203 of the Advisers Act.4

D.	The Distributor

The Corporation will enter into a distribution agreement with a Broker to act as the principal underwriter of Shares (i.e., the Distributor).  The Distributor may be T. Rowe Price Investment Services, Inc., an affiliated person of the Adviser.  The Distributor will distribute Shares on an agency basis.  No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund.  No Distributor will be affiliated with an Exchange.

III.	APPLICANTS’ PROPOSAL FOR FUNDS

A.	Background

The Commission has considered the concept of actively managed ETFs since at least 2001.  At that time, the Commission issued a Concept Release on actively managed ETFs and

4           The Adviser, any Subadviser and the Distributor will each have adopted a code of ethics as required by rule 17j-1 under the Act that contains provisions reasonably necessary to prevent Access Persons (as defined in rule 17j-1) from engaging in any conduct prohibited in rule 17j-1.  The Adviser and any Subadviser, as required under section 204A of the Advisers Act, will also have adopted policies and procedures that are reasonably designed, taking into account the nature of its business, to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information by the Adviser, the Subadviser or any associated person.

sought public comment to assist it with its consideration of sponsors’ potential actively managed ETF proposals.5

At the time of the Concept Release, the Commission had only permitted ETFs that sought to track the (price and yield) performance of an underlying index (“Index ETFs”).  In the Concept Release, the Commission identified two characteristics of Index ETFs that were widely thought to be important to the success of the ETF arbitrage mechanism and its ability to keep the market price of ETF shares close to NAV.  The two characteristics identified were transparency and liquidity.

The Concept Release posited, first, that transparency was important to permit market participants, including market makers, Authorized Participants (as defined below) and arbitrageurs (collectively, “arbitrageurs”), to value a position in an ETF’s shares, and thus transact with the ETF in creation units and with retail investors in the secondary market as required for the ETF’s arbitrage mechanism to function.6  Second, the Concept Release posited that the liquidity of ETF portfolio holdings was important to permit arbitrageurs to obtain securities for conducting in-kind transactions in creation units.7

Since issuing the Concept Release, the Commission has approved the first Active ETFs.  As alluded to above, they are fully transparent:  on a daily basis, they make their full portfolio holdings available to the market before trading in their shares begins on an Exchange.

In insisting on such portfolio transparency, the Commission has adhered to the principle of transparency articulated in the Concept Release.  The Commission has been more flexible in considering ETFs whose portfolio holdings have differing levels of liquidity, however.

For example, the Commission has approved Index ETFs that invest in emerging market securities, which are generally less liquid than domestic securities and foreign securities listed in

5           Investment Company Act Release No. 25258 (November 8, 2001) (“Concept Release”).

6           See Concept Release at Section IV.B.1 (“Th[e] high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio.”)  To be clear, the Concept Release did not suggest, and Index ETF exemptive applications have not required, that Index ETFs’ portfolios be transparent.  Rather, transparency has historically been obtained with respect to Index ETFs by virtue of their seeking to track an underlying index that is fully transparent, investing at least 80% of their assets in the securities of the underlying index and posting in-kind baskets that are pro rata slices of their portfolios.  But see Vanguard Index Funds, et al., Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order) (File No. 812-12094); Vanguard Index Funds, et al., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 29, 2003) (order) (File No. 812-12912); Vanguard International Equity Index Funds, et al., Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order) (File No. 812-12860); Vanguard Bond Index Funds, et al., Investment Company Act Release Nos. 27750 (Mar. 9, 2007) (notice) and 27773 (Apr. 2, 2007) (order) (File No. 812-13336) (collectively, the “Vanguard orders”)  (exemptive relief that does not require an ETF’s in-kind baskets to constitute a pro rata slice of the portfolio).

7           See Concept Release at Section IV.B.2 (“[e]ffective arbitrage depends in part upon the ability of investors to readily assemble the [basket] for purchases of Creation Units and to sell securities received upon redemption of Creation Units”).

more established markets.  In addition, the Commission has approved Index and Active ETFs that invest in fixed income securities, which are not exchange-traded and are, therefore more difficult to price and obtain (i.e., less liquid) than equity securities.

As is implicit in the Concept Release’s discussion of transparency and liquidity, transparency and liquidity are not per se required for an ETF’s arbitrage mechanism to function efficiently.  Rather, transparency and liquidity are proxies for ETF portfolio characteristics that facilitate the ETF arbitrage mechanism.  More specifically, in Applicants’ view, transparency is a proxy for characteristics that permit arbitrageurs to value and hedge a position in an ETF’s shares; and liquidity is a proxy for characteristics that permit arbitrageurs to value an ETF’s portfolio and conduct in-kind transactions for its shares.  Applicants believe that the ability of arbitrageurs to value, hedge and transact in kind for an ETF’s shares is more accurately described as the prerequisite to an efficient ETF arbitrage mechanism, and that full portfolio transparency is not necessary for the maintenance of an efficient ETF arbitrage mechanism.

B.	The Funds’ Proposed Arbitrage Mechanism

In Applicants’ view, an efficient ETF arbitrage mechanism is a result of arbitrageurs being able to execute low-risk arbitrage trades in the ETF’s shares.  Applicants’ view is based on the fact that, in their experience, as the risk of a trade increases, so must the profit potential for the trade to be undertaken by a trader or arbitrageur.  In the ETF context, this means that for an arbitrageur to undertake an arbitrage trade in an ETF’s shares, either the risk of the trade must be low or the profit potential must be high.  Overall, reducing the risk of an arbitrage trade should encourage market activity that drives the market price of an ETF’s shares toward NAV and reduces any premium/discount between such market price and NAV.

In ETF trading, there is greater profit potential when the market price of an ETF’s shares is far away, or moving away, from the ETF’s NAV.  Conversely, there is less profit potential when the market price remains close to NAV.  Adviser considers any significant premium/discount in an ETF’s share price as a measure of the profit potential required by arbitrageurs to conduct arbitrage transactions in the ETF’s shares:8  an ETF’s arbitrage mechanism is most effective (i.e., the premium/discount is low) when arbitrageurs require minimal profit potential – due to the low risk nature of arbitrage trades – to enter into such trades.  Under such circumstances, arbitrage trades may then be undertaken when there is only a small premium/discount and as a result, the market price consistently reverts to NAV.

To date, Active ETFs have uniformly sought to facilitate low-risk arbitrage trades by providing full portfolio transparency.  Because Adviser is an active manager that uses proprietary

8             Adviser distinguishes between the spread at which an ETF’s shares may be trading and the premium/discount of the ETF’s shares from NAV.  The “spread” refers to the difference between the simultaneous bid and ask prices quoted for an ETF’s shares on the secondary market.  The “premium/discount” refers to the premium or discount to NAV at which the ETF’s shares trade and may be calculated based on the Bid/Ask Price or the Closing Price relative to NAV.  The “Closing Price” of Shares is the closing price of Shares on the Fund’s Listing Exchange (as defined below).  The “Bid/Ask Price” is the midpoint of the highest bid and lowest offer for Shares on the Fund’s Listing Exchange (as defined below) at the time that the Fund’s NAV is calculated.  The records relating to Bid/Ask Prices will be retained by the Funds or their service providers.

research and expertise to manage client portfolios, Adviser has determined that, in many circumstances, it may not be appropriate for it to make its portfolios or strategies “transparent.”  In developing this proposal, therefore, Adviser has focused on the role played by portfolio transparency in the existing ETF arbitrage mechanism and on an alternative means of providing the market with substitute information of sufficient quantity and quality as to permit low-risk arbitrage trades in Shares.9  Applicants have concluded that low-risk arbitrage trades in Shares can be facilitated by providing, in lieu of full, daily portfolio transparency, a High-Quality Pricing Signal for Shares and a High-Quality Hedging Vehicle for positions in Shares (each, as defined below).

1.	A High-Quality Pricing Signal

Applicants believe that a high-quality pricing signal is one of the two prerequisites to a low-risk arbitrage trade because such a signal enables arbitrageurs accurately to detect and evaluate an arbitrage opportunity.  For ETFs, such a pricing signal is theoretically provided in the form of an INAV.  In Applicants’ view, however, certain existing ETF INAVs can suffer from defects that render them not “high quality,” notwithstanding the full portfolio transparency provided by the ETFs.  More specifically, in Applicants’ view, a high-quality INAV depends not only on the INAV provider knowing all of the instruments in the relevant ETF’s portfolio but also on accuracy in pricing such instruments.

Due to the need for accurate pricing, Applicants regard a high-quality INAV as available only when the instruments in the ETF portfolio meet the following criteria:

●	They are traded on an exchange such that there is a publicly available market price for them.

●
Such exchange trading is synchronous with trading in the ETF’s shares such that their prices are continuously updated for the ETF’s INAV calculation and do not reflect a “stale” price or otherwise fail to account for current changes in market sentiment relevant to the issuers or the currencies in which they are traded.

●	There is sufficient volume in the instruments that their market price is continuously updated on, for example, the consolidated tape and figured into the INAV.

INAVs that do not satisfy these criteria provide lesser quality pricing signals for ETF shares.  Thus, they degrade the ability of arbitrageurs to detect or evaluate an arbitrage opportunity and introduce risk into an arbitrage trade involving shares.

9           The Funds will not make their full portfolio holdings available on a daily basis.  Rather, they will comply with the portfolio holdings disclosure requirements applicable to other registered open-end funds, including traditional mutual funds.  Pursuant to such requirements, mutual funds are required to disclose their holdings in full at least once quarterly, with a lag of not more than 60 days, on Form N-CSR and Form N-Q.  Mutual funds advised by the Adviser typically make their portfolio holdings available on T. Rowe’s website on a quarterly basis, 15 calendar days after the quarter end.

With respect to each Fund, Applicants define a “High-Quality Pricing Signal” as a real-time estimated NAV (i.e., an INAV) for Shares, in which the inputs (i.e., the prices of the Fund’s portfolio holdings (“Portfolio Positions”)) accurately reflect their current market value such that, if sold in the market, the Fund would realize the INAV.  The Portfolio Positions of the Funds will allow for the calculation of a High Quality Pricing Signal:

●	At least 95% of the value of each Fund’s Portfolio Positions will be traded on an exchange such that they will have a market price.

●
At least 95% of the value of each Fund’s Portfolio Positions will trade synchronously with the Fund’s Shares such that their prices can be continuously updated throughout the Fund’s trading day for the Fund’s INAV calculation.

●	There will be sufficient trading in at least 95% of the value of each Fund’s Portfolio Positions such that their market price will be regularly updated for purposes of the INAV.

In addition:

●	Each Fund’s INAV provider will know the identity of all of the Fund’s Portfolio Positions;10 and

●	At least 95% of the value of each Fund’s Portfolio Positions will be liquid and, in certain cases, some of the most liquid instruments in the market today.11

Proposed conditions A.6 and A.7 reinforce these criteria.  These conditions respectively provide as follows:

A.6 At least 95% of the value of each Fund’s Portfolio Positions will be listed on an exchange, and the primary trading session of such exchange will be the same as the primary trading session for the Fund’s Shares.

A.7 At least 95% of the value of a Fund’s Portfolio Positions will be (i) securities that are “actively-traded securities” within the meaning of Rule 101(c)(1) of Regulation M under

10           Each Fund’s INAV provider will be subject to a confidentiality agreement with respect to Fund portfolio information.

11           Consistent with SEC and/or Staff interpretations, Adviser considers “liquid” securities to be those that can be sold at the price at which they are valued within seven (7) days.

the Exchange Act,12 or (ii) exchange-traded futures contracts or options on futures contracts that are not thinly-traded.13

Consistent with these conditions, each Fund will invest at least 95% of its total assets in the following types of instruments as Portfolio Positions:  common stocks and other exchange-traded equity securities (including, potentially, Shares of other Funds and shares of ETFs), depositary receipts,14 short positions, exchange-traded futures contracts, exchange-traded options contracts, exchange-traded swap agreements (when available), money market instruments, cash and cash equivalents.15  Under these circumstances, Applicants believe that each Fund’s INAV, which will be calculated by a third-party INAV provider and disseminated every 15 seconds throughout the Fund’s primary trading session by the Listing Exchange through the facilities of the Consolidated Tape Association or other information provider(s), will provide a High-Quality Pricing Signal.16

Applicants believe that a High-Quality Pricing Signal, as fostered by these conditions, is important not only for arbitrageurs but also for retail investors because one of the attributes of a traditional mutual fund given up by ETF investors is the guarantee of transacting at NAV.  Thus, while a High-Quality Pricing Signal is important not only for arbitrageurs to be able to conduct

12           “Actively traded securities” within the meaning of Regulation M currently are securities that have an average daily trading volume value of at least $1 million and are issued by an issuer whose common equity securities have a public float value of at least $150 million.  Because options on securities are generally regarded as securities for purposes of the federal securities and commodities laws, options on securities will be subject to this same standard.

13           See Order Finding That the ICE PG&E Citygate Financial Basis Contract Traded on the IntercontinentalExchange, Inc., Performs a Significant Price Discovery Function, 75 Fed. Reg. 23710, 23716 (May 4, 2010) (“Staff has advised the Commission that in its experience, a thinly-traded contract is, generally, one that has a quarterly trading volume of 100,000 contracts or less”).

14           Funds may invest in American Depositary Receipts (“ADRs”) representing foreign securities (collectively, “Depositary Receipts”).  Depositary Receipts are typically issued by a financial institution (“Depository”) and evidence ownership in a security or pool of securities that have been deposited with the Depository.   For ADRs, the Depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer.  ADRs are registered under the Securities Act on Form F-6.  ADR trades occur either on an Exchange or off-exchange.  FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis.  No affiliated person of the Funds, the Adviser or any Subadviser will serve as the Depository for any Depositary Receipts held by a Fund.  Further, Funds will not invest in any Depositary Receipts that the Adviser or Subadviser deems to be illiquid or for which pricing information is not readily available.

15           If a Fund invests in futures, options and/or swaps contracts (“derivatives”):  (a) its Board periodically will review and approve (i) the Fund’s use of derivatives and (ii) how the Adviser assesses and manages risk with respect to the Fund’s use of derivatives; and (b) the Fund’s disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and SEC Staff guidance.

16           As with existing ETFs, a Fund’s INAV will represent, on a per Share basis, the current value of the Fund’s Portfolio Positions (including liabilities).  By monitoring the divergences between the official Fund NAV and the INAV calculated at market close, the Fund or its agents can identify any quality control issues with the calculation of the INAV.  However, neither the Trust, Funds, Adviser nor their affiliates will be involved in, or responsible for, the calculation and dissemination of any Fund’s INAV; and they will make no warranty as to the accuracy of any Fund’s INAV.

efficient arbitrage transactions, such transactions are designed principally to keep the premium/discount of Shares low so as to permit retail investors to transact at a price close to NAV.  Further, Applicants believe that the presence of a High-Quality Pricing Signal is important to give such investors confidence in the validity of the secondary market price at which they may transact at any given time.

2.	A High-Quality Hedging Vehicle

Low-quality hedging vehicles, like low-quality pricing signals, introduce risk into an arbitrage trade for arbitrageurs and widen the premium/discount.  Indeed, Applicants contend that the lower the quality of the hedging vehicle available to arbitrageurs, the greater the risk they will be required to assume in connection with an arbitrage trade and, therefore, the greater profit they will demand to enter into it.  For this reason, Applicants believe that a high-quality hedging vehicle is the other prerequisite (along with a High-Quality Pricing Signal) for a low-risk arbitrage trade.

Adviser generally considers a high-quality hedging vehicle to be one that is readily tradable and whose performance reliably and highly correlates to that of the position being hedged.  With respect to an ETF, Applicants generally regard the highest quality hedging vehicle available to be the ETF’s deposit basket, when the basket is a pro rata slice of the ETF’s portfolio.  This is because changes in its value will perfectly correlate to changes in the ETF’s NAV.  In addition, arbitrageurs can hold long (short) positions in the basket securities to hedge short (long) positions in the ETF’s shares and easily convert those positions into an arbitrage profit by tendering the securities (redeeming the ETF shares) without incurring significant additional transaction costs.  For similar reasons, an ETF deposit basket other than a pro rata slice of its portfolio can be a high-quality hedging vehicle, provided that the performance of the basket reliably and highly correlates to the performance of the ETF portfolio.17

With respect to the Funds, Applicants define a “High-Quality Hedging Vehicle” as an instrument (or group of instruments) whose performance reliably and highly correlates to the NAV of the relevant Fund, is liquid and trades synchronously with Shares.  More specifically, based on discussions with arbitrageurs and the Adviser’s trading experience, Applicants have identified the following as critical attributes of a High-Quality Hedging Vehicle for the Funds:

●
Low Tracking Error.  The Tracking Error (as defined below) between the performance of a Fund’s identified hedging vehicle (“Hedge Portfolio”) and the Fund’s NAV is small -- and reliably so -- such that the Hedge Portfolio may be used, with accuracy and minimal risk, to hedge an arbitrageur’s position in Shares.

17           In this regard, Applicants have considered the experience of Vanguard’s ETFs, which, as discussed infra note 44, do not use deposit or redemption baskets that are pro rata slices of the ETF portfolio, but rather employ baskets whose performance is sufficiently highly correlated to the relevant ETF portfolio that arbitrageurs can successfully use basket securities to conduct hedge and arbitrage transactions in the ETF’s shares.

●
Synchronous Trading.  The Hedge Portfolio trades (or, in the case of a Hedge Portfolio that is a group of instruments, the various instruments trade) synchronously with Shares on an exchange such that arbitrageurs can establish, at market value, a position in the Hedge Portfolio concurrently with establishing a position in Shares.

●
Liquidity.  There is sufficient volume in the Hedge Portfolio (or, in the case of a Hedge Portfolio that is a group of instruments, the various instruments) such that arbitrageurs can establish, at market value, a position in the Hedge Portfolio concurrently with establishing a position in Shares.

a.	Daily Deviation, Tracking Error, Empirical Percentiles and the Hedge Portfolio

As explained above, Applicants believe that arbitrageurs are incented to engage in ETF arbitrage trades when the risk of the trade is low.  Arbitrageurs, however, cannot know with any certainty the precise risk of an arbitrage trade on the current or any future Business Day.18  Rather, they must use information from the past to evaluate the likely risk of an arbitrage trade executed today or in the future.  More specifically, Applicants believe that they must use historical data about the performance of the ETF whose shares are being arbitraged and the performance of the ETF’s hedging vehicle.  From such data, Applicants believe that arbitrageurs can develop sufficient insight into the risk of an arbitrage trade to evaluate and price it into the trade.  Here, Applicants propose to provide arbitrageurs with the data that they need about the past performance between each Fund’s NAV and the performance of its Hedge Portfolio to evaluate and price the risk of arbitrage trades in the Funds’ Shares.  In addition, Applicants propose to manage a Fund so that the performance of a Fund and its Hedge Portfolio is sufficiently similar that arbitrageurs can use the Hedge Portfolio to conduct low-risk arbitrage trades in the Fund’s Shares.

Applicants, in particular, propose to provide arbitrageurs with three sets of data.  First, with respect to each Fund, Applicants will provide arbitrageurs with the “Daily Deviation” between the performance of the Fund’s NAV and its Hedge Portfolio for the most recent rolling one-year period.  In addition, Applicants will provide two summaries of the Daily Deviation data in the form of a Tracking Error measure and a series of Empirical Percentiles. Each of these metrics is discussed at length below.

i.	Daily Deviation

The Daily Deviation metric is calculated on a daily basis, each day of the most recent rolling one-year period, as the difference between the performance of a Fund’s NAV and its Hedge Portfolio over the most recent one-year period.19  The Daily Deviation is, in effect, the

18           “Business Day” is defined to mean any day that the Corporation is open for business as required by section 22(e) of the Act.

19           Adviser will calculate and disclose each Fund’s Tracking Error, Daily Deviations and Empirical Percentiles over the preceding rolling one-year period on a daily basis using data updated on a daily basis.  Before any data is available with respect to a Fund (i.e., at Fund inception), Adviser will calculate and provide a Fund’s Tracking performance difference between these two returns (i.e., the Fund’s NAV and the return of the Hedge Portfolio) during the measured period.20  As such, each Daily Deviation directly captures the performance difference between a Fund’s Hedge Portfolio and its NAV on one trading day during the measured period.

The Daily Deviation can be calculated for any number of Business Days. Applicants propose to provide data for the most recent one-year period (rolling, and updated on a daily basis).  Applicants believe this level of data will be sufficient for arbitrageurs to develop the necessary insights into the relationship between the performance of a Fund’s Hedge Portfolio and its NAV.  In particular, with such data, arbitrageurs will be able to examine the reported Daily Deviations over any desired interval during the one-year period to evaluate the degree of risk involved in entering into an arbitrage trade in the Fund’s Shares, using the Hedge Portfolio to hedge an open position in the Shares.

ii.	Tracking Error

Tracking Error summarizes and calibrates the Daily Deviation data in a useful way by providing information about the range of observed Daily Deviations over a particular period -- in this case, one year.  Applicants define “Tracking Error” to mean the standard deviation of the Daily Deviation (between a Fund’s NAV performance and that of its Hedge Portfolio), as observed over the past year.21  As such, Tracking Error measures the ability of the Hedge Portfolio to accurately reflect changes in the Fund’s NAV and allows arbitrageurs to estimate the risk of large Daily Deviations by looking at the variance of Daily Deviations over the past year.  Thus, to the extent that arbitrageurs, as Applicants believe, consider the risk of an arbitrage trade in Shares to be directly related to potential Daily Deviations between a Fund and its Hedge Portfolio today and in the future, arbitrageurs can use Tracking Error to evaluate this risk and to determine whether, and how, to conduct arbitrage transactions in Shares.

To seek to ensure the “arbitrage-ability” of each Fund, Applicants expect each Fund continuously to maintain an annualized Tracking Error of 5% or less (between the Fund’s NAV

Error, Daily Deviations and Empirical Percentiles based on the performance of a Representative Fund.  Upon inception, each Fund’s Tracking Error, Daily Deviation and Empirical Percentile data will be updated daily to increasingly reflect the performance of the Fund.  After one year of operations by a Fund, its Tracking Error, Daily Deviation and Empirical Percentile statistics will no longer reflect Representative Fund information.  Applicants define a “Representative Fund” as one that the Adviser has managed for at least the last year (i) in substantially the same manner as it will manage the Fund and (ii) consistent with conditions A.6 and A.7.  As long as a Fund’s Tracking Error, Daily Deviations and Empirical Percentiles are based on a Representative Fund, the name of the Representative Fund will be disclosed on the Fund’s website.

20           Applicants understand that Index ETFs routinely report the performance of their underlying index and the ETF.  From these statistics, Applicants believe arbitrageurs routinely calculate the Daily Deviation between the underlying index and the ETF to identify the risk of an arbitrage trade using the index as the hedging vehicle for open positions in the ETF’s shares.

21           Although Daily Deviations are based on the returns from a single day, it is the general convention that Tracking Error is reported on an annualized basis.  Appendix B describes the conversion process and presents the mathematical representation of the Tracking Error calculation.  Assuming a normal distribution of returns by both a Fund and its Hedge Portfolio, the Daily Deviation between the Fund and Hedge Portfolio will be less than Tracking Error roughly two-thirds of the time.

and the return of the Hedge Portfolio).22  Adviser will select the Hedge Portfolio specifically to provide arbitrageurs with a hedging vehicle whose performance demonstrates such low Tracking Error.  By definition, such a Hedge Portfolio will provide a tight linkage between the performance of the Fund’s portfolio and the Hedge Portfolio. Applicants believe that arbitrageurs will thus have the assurance that they need -- i.e., of low Tracking Error between a Fund and its Hedge Portfolio -- without full portfolio transparency, to efficiently conduct arbitrage transactions in Shares. More specifically, Applicants believe that arbitrageurs will be able to execute low-risk arbitrage trades in Shares, keeping premiums/discounts of Shares to a minimum, given a Hedge Portfolio with an annualized Tracking Error of 5% or less.

iii.	Empirical Percentiles

Still, to further supplement the information readily available to arbitrageurs, Applicants will also provide arbitrageurs with the Funds’ “Empirical Percentiles.”  More specifically, Applicants will tabulate and disclose Empirical Percentiles of Daily Deviations, over the past one-year period, at the following levels: 99%, 95%, 90%, 75%, 50%, 25%, 10%, 5% and 1%.  Each Empirical Percentile represents the value of Daily Deviations (in basis points) exceeded by a specific percentage of all Daily Deviations over the past year.  For example, the 99% Empirical Percentile tells arbitrageurs that only 1% of all Daily Deviations over the past year exceeded X basis points. 23  The 95% Empirical Percentile tells arbitrageurs that 5% of all Daily Deviations over the past year exceeded Y basis points.  In this way, the Empirical Percentiles allow arbitrageurs to better predict the likelihood of a Daily Deviation being more than X or more than Y, etc.  Stated differently, the Empirical Percentiles give arbitrageurs differing levels of confidence that Daily Deviations will be confined to a certain number of basis points.  For this reason, Applicants believe that the Empirical Percentiles may be of use to arbitrageurs in arbitraging Shares, and they will be disclosed on the Funds’ website alongside the Daily Deviation and Tracking Error data.

iv.	The Hedge Portfolio

For each Fund, the Adviser will identify one of the following as its Hedge Portfolio:

●	A broad-based securities index (e.g., S&P 500) (“Index Hedge Portfolio”);24 or

22           Applicants understand that, similarly, Index ETFs routinely represent that the expected annualized tracking error between their portfolios and their underlying indexes will be 5% or less.  Applicants further understand that Index ETFs may deviate from this standard at the risk of the market’s disapproval.  Here, were a Fund to develop a Tracking Error in excess of 5%, however, Adviser would update the Fund’s Hedge Portfolio (such as by switching from an Index Hedge Portfolio to a Holdings Hedge Portfolio (each, as defined below) or, in the case of a Fund using a Holdings Hedge Portfolio, disclosing more recent portfolio holdings) so as to reduce its annualized Tracking Error to 5% or less.

23           Appendix A includes the Empirical Percentile data for the Initial Funds.

24           Applicants note that there are traded futures contracts on certain indexes.  As a result, certain arbitrageurs may use futures contracts to hedge positions in the Shares of a Fund that uses an Index Hedge Portfolio.  For purposes of this application, however, Applicants have assumed that arbitrageurs may also seek to invest in the component securities of the index identified as an Index Hedge Portfolio.  For that reason, sections III.B.2.b and

●	The Fund’s recently disclosed portfolio holdings (“Holdings Hedge Portfolio”).25

Each Fund will consistently invest at least 80% of its total assets (including borrowings for investment purposes) in the identified Hedge Portfolio.26  This is the same percentage of total net assets invested by Index ETFs in their underlying index securities (i.e., in their hedging vehicles).  Although the Adviser may change a Fund’s Hedge Portfolio at any time, the Adviser currently does not expect to make such changes more frequently than quarterly (for example, in connection with the release of a Fund’s portfolio holdings).

           Adviser believes that under the circumstances described, given the high correlation between each Fund and its Hedge Portfolio, arbitrageurs will be able to use the Hedge Portfolio as a High-Quality Hedging Vehicle for the Fund.  Most importantly, arbitrageurs will know the Daily Deviation for the last rolling one-year period between the Fund and the Hedge Portfolio, the Empirical Percentiles and the Tracking Error.  Together, Applicants believe that these measures will help arbitrageurs to evaluate the risk of an arbitrage trade in Shares and to use the Hedge Portfolio as a hedging vehicle for open positions in Shares.

b.	Synchronous Trading

Applicants regard synchronous trading of the Hedge Portfolio and Shares as also important to arbitrageurs.  Thus, here, at least 95% of the value of each Fund’s Hedge Portfolio will trade synchronously on an exchange with the Fund’s Shares.27

Why Applicants regard the synchronous trading of Shares and the Hedge Portfolio as critical is discussed above and can be understood by considering the trading dynamic of foreign index-based ETFs ̶ many of which, though well-received by the market, Applicants believe suffer from the absence of synchronous trading in their shares and hedging vehicles.  Specifically, due to time zone differences, generally speaking none of the component securities in indices underlying foreign Index ETFs trade fully synchronously with the ETF’s shares.  While European securities may trade during a U.S. ETF’s morning trading session, they typically will not trade during the ETF’s afternoon trading session; and Asian securities in a foreign index typically will not trade at all during the ETF’s trading day.  As a result, arbitrageurs cannot obtain positions in the index components to hedge a position in the ETF’s shares during the ETF’s trading day.  They therefore must conduct any arbitrage or hedging transactions relating to the ETF’s shares using “substitutes” for the index securities, such as ADRs and U.S.-traded index futures.  Because these substitutes are rarely perfectly correlated with the ETF’s deposit basket or ETF portfolio, they introduce additional costs and risks into the arbitrage trade. As a

III.B.2.c of the application focus on the synchronicity of trading in and liquidity of index components and not on the availability of a futures contract on the Index Hedge Portfolio.

25           See supra note 9.

26           In the case of a Hedge Portfolio that is a group of instruments, this requirement will be applied to require a Fund to invest at least 80% of its total assets in the instruments in the Hedge Portfolio.

27           Applicants deem a Hedge Portfolio to trade synchronously with Shares if the primary trading session of the Hedge Portfolio (or, in the case of a Hedge Portfolio that is a group of instruments, of 95% of the value of the instruments) is the same as the primary trading session of the Shares of the relevant Fund.

result, Applicants believe arbitrageurs require greater profit potential in connection with trades in the ETF’s shares, which may cause the ETF’s shares to trade at greater premiums/discounts than the shares of a domestic ETF for which the hedging vehicle trades synchronously.

Nevertheless, as Applicants acknowledged above, many foreign Index ETFs have been well received by the market.  Indeed, the trading volume in certain foreign Index ETFs is routinely among the highest of all domestic ETFs.  Thus, Applicants’ contention is not that arbitrageurs cannot or will not engage in substitution and successfully construct a hedge and/or arbitrage portfolio for an ETF whose hedging vehicle does not trade synchronously with the ETF’s shares.  Rather, Applicants’ contention is simply that arbitrageurs are required to engage in substitution – indeed, the same type of substitution as will be necessary in the absence of full portfolio transparency -- and the experience of the ETF market suggests that such substitution can be successful.  The key distinguishing feature of the Funds vis-à-vis existing ETFs that rely on substitution is that arbitrageurs will be given sufficient information – in the form of the Hedge Portfolio, its Daily Deviation, Empirical Percentiles and Tracking Error – to effectuate substitutions that are at least as accurate, or more accurate, than the substitutions that they make for foreign index-based ETFs.  Applicants accordingly believe that their proposed disclosures (i.e., of the Hedge Portfolio, Daily Deviations, Empirical Percentiles and Tracking Error) will mitigate the risks of arbitrage trades in Shares and result in an arbitrage mechanism for the Funds that is at least as effective as those which are available for some ETFs today.28

c.	Liquidity

Arbitrageurs’ ability to engage in hedge and arbitrage transactions with respect to positions in Shares will be facilitated by the liquidity of the Fund’s Portfolio Positions and the Hedge Portfolio.  Ninety-five percent (95%) of the value of every Hedge Portfolio will be liquid and traded on an exchange.   In many cases (including in the case of the Initial Funds), the Hedge Portfolio will be or will include some of the most liquid securities trading in the market today.29  As a result, the value of the Hedge Portfolio – as dictated by its market price (or the market prices of the various instruments in it) – will always be known to arbitrageurs for purposes of hedging transactions; and, as important here, the instruments will be readily available to arbitrageurs for purchase or sale in connection with their hedge and/or arbitrage transactions with respect to Shares.

3.	Conclusion

In sum, Applicants believe that, even in the absence of full portfolio transparency, given a Hedge Portfolio of the quality described, which trades synchronously with Shares, has

28           Applicants understand that, today, arbitrageurs engage in proprietary analyses by applying algorithmic and other models to ETF portfolios.  With respect to the Funds, arbitrageurs may do the same, if they want different measures of the risks of a Fund and/or its Hedge Portfolio (than the Tracking Error, Daily Deviations and Empirical Percentiles).  Although Applicants do not believe that different measures of the risks of the Funds and/or Hedge Portfolio are necessary to conduct arbitrage transactions in Shares, Applicants acknowledge that such measures (for example, of a Fund’s 3- or 6-month tracking error) may be calculated by arbitrageurs for proprietary reasons.

29           See infra Appendix A.

performance that is highly correlated with the Fund’s NAV, and has disclosed Daily Deviation, Empirical Percentile and Tracking Error measures, arbitrageurs will have a High-Quality Hedging Vehicle that they understand and can use to effectuate low-risk arbitrage trades in Shares.  In addition, arbitrageurs in Shares will also have access to a High-Quality Pricing Signal for each Fund in the form of the Fund’s INAV.  Armed with these tools, arbitrageurs should be able to conduct low-risk hedge and arbitrage transactions in Shares.  Accordingly, Applicants believe that the market price of Shares will closely track the relevant Fund’s NAV and reflect minimal premiums/discounts to NAV.  Indeed, in Applicants’ view, the arbitrage mechanism proposed for the Funds is more effective in many respects than the arbitrage mechanism relied upon by certain existing ETFs (given the lack of liquidity and/or synchronous trading in their hedging vehicles and shares).  Applicants accordingly believe that, notwithstanding the lack of transparency into Fund portfolios, Shares will trade at premiums/discounts that are as small as, or smaller than, those of many existing ETFs.

C.	Other Features of the Funds

Except for the unique features of the Funds described above, the Funds will generally operate in the same manner as existing ETFs.

1.	Organization

Each Fund will be organized and registered as an open-end management investment company (or series thereof).  Each Fund will adopt fundamental and non-fundamental policies.  Each Fund and its Shares will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and the Act.

Each Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code (“Code”).  Under such circumstances, dividends and other distributions by ETFs will be declared and paid in the same manner as by other registered open-end investment companies.

2.	Capital Structure and Voting Rights; Book Entry

Beneficial owners of Shares (“Beneficial Owners”) will have one vote per Share with respect to matters for which a shareholder vote is required, consistent with the requirements of the Act and the rules promulgated thereunder and the laws of the State of Maryland. Shares will be registered in book-entry form only.  No Beneficial Owner shall have the right to receive a certificate representing Shares.

The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee will be the record or registered owner of all outstanding Shares.  Beneficial Owners will be shown on the records of DTC or DTC-participating institutions (e.g., Brokers, banks, trust companies and other financial institutions) (“DTC Participants”).

Beneficial Owners of Shares will exercise their rights in Shares indirectly through DTC and DTC Participants.  Dividends will normally be paid and all notices, statements, shareholder reports and other communications required under the Act and other applicable laws to be given to Beneficial Owners will normally be provided through the customary practices and facilities of DTC and DTC Participants.

3.	Listing and Trading

Shares will be listed on an Exchange in the same manner as other equity securities and ETF shares.  The principal secondary market for the Shares will be the Exchange on which they are listed (the “Listing Exchange”).

Neither the Adviser nor the Distributor nor any affiliated person of the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares.  It is expected that the Exchange (in collaboration with Adviser) will select, designate or appoint one or more market makers for the Shares of each Fund.30  As long as a Fund operates in reliance on the requested Order, its Shares will be listed on an Exchange.

4.	Purchases and Redemptions of Creation Units

a.	General

Except as described in section III.C.4.j of the application, the Corporation will offer, issue and redeem Shares of each Fund only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m. ET on each Business Day.  The Corporation will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that a Creation Unit will consist of at least 25,000 Shares and be offered at an initial price of $10 per Share.

b.	Authorized Participants

All orders to purchase or redeem Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either: (a) a “participating party,” (i.e., a Broker or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corp (“NSCC”)) or (b) a DTC Participant, which in any case has executed an agreement with the Distributor (“Participant Agreement”).  An investor does not have to be an Authorized Participant to transact in Creation Units, but must place an order through and make appropriate arrangements with an Authorized Participant.  Except as permitted by the relief requested from section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated

30           If Shares are listed on the NASDAQ Stock Market LLC (“Nasdaq”) or a similar electronic Exchange (including NYSE Arca, Inc. (“Arca”)), one or more member firms of that Exchange will act as market makers and maintain a market for Shares trading on that Exchange. On Nasdaq, no particular market maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq stipulate that at least two market makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and Arca, registered market makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No market maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares or of shares of an Affiliated Fund (as defined below).

person of the Fund, or any affiliated person of such person, will be an Authorized Participant in Shares.

c.	Timing

The Funds will issue and redeem Shares in Creation Units at the NAV per Share next determined after an order in proper form is received.  Validly submitted orders to purchase or redeem Creation Units on each Business Day will be accepted until the NYSE market close (the “Order Cut-Off Time”), generally 4:00 p.m. ET, on the Business Day that the order is placed (the “Transmittal Date”).  All Creation Unit orders must be received by the Distributor no later than the Order Cut-Off Time in order to receive the NAV determined on the Transmittal Date.  For custom orders (as defined below) for Creation Units, the Distributor may require that the order be received no later than one hour prior to Order Cut-Off Time.  Also, when the Listing Exchange closes earlier than normal, a Fund may require orders for Creation Units to be placed earlier in the Business Day.

d.	Payment

To keep trading costs low and enable a Fund to be as fully invested as possible, Creation Units will generally be issued and redeemed primarily on an in-kind basis.  More specifically, subject to certain exceptions described below, persons purchasing a Creation Unit will make an in-kind deposit of the Hedge Portfolio with the Fund (“Deposit Basket”), and shareholders redeeming a Creation Unit will receive an in-kind transfer of the Hedge Portfolio from the Fund (“Redemption Basket”), except:

●	for differences when rounding is necessary to eliminate fractional shares or lots that are not tradable round lots; 31 and

●	short positions and other positions that cannot be transferred in kind will be excluded from the Deposit Basket and Redemption Basket.32

On any given Business Day, the names and quantities of the instruments that constitute the Deposit Basket (“Deposit Instruments”) and the names and quantities of the instruments that constitute the Redemption Basket (“Redemption Instruments”) are expected to be identical.33  To the extent there is a difference between the NAV of a Creation Unit and the aggregate market

31           A tradable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

32           This includes instruments that can be transferred in kind only with the consent of the original party to the extent that the Fund does not intend to seek such consents.  Because these instruments will be excluded from the Deposit and Redemption Baskets, their value will be reflected in the Balancing Amount (as defined below).

33           The Funds must comply with the federal securities laws in accepting the Deposit Basket and satisfying redemptions with the Redemption Basket, including that the securities included in the Deposit Basket and Redemption Basket are sold in transactions that would be exempt from registration under the Securities Act.  In accepting the Deposit Basket and satisfying redemptions with the Redemption Basket that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, Funds must comply with the conditions of rule 144A.

value of the Basket exchanged for the Creation Unit, the party conveying the lower value will pay to the other an amount in cash equal to that difference (the “Balancing Amount”).

On a given Business Day, purchases and redemptions of Creation Units may be made wholly or partly in cash under the following circumstances:

●	to the extent there is a Balancing Amount;

●	if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

●	if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;34

●
if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit or Redemption Basket, respectively, solely because such instruments are not eligible for transfer through either the NSCC Process or DTC Process (each, as defined below); or

●
if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit or Redemption Basket, respectively, solely because: (i) in the case of the purchase of a Creation Unit, Deposit Basket instruments not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting (i.e., a “custom order” is necessary).

Each Business Day, before the open of trading on the Listing Exchange, the Adviser will cause the Deposit Basket, including the names and quantities of the securities and other instruments in the Basket and the estimated Balancing Amount, for that day to be published through the NSCC, a clearing agency registered with the Commission and affiliated with DTC.35  The published Deposit Basket will apply and, unless otherwise indicated, serve also as the Redemption Basket until a new Deposit Basket is announced.  There will be no intra-day changes to the Deposit Basket, except to correct errors in the published Deposit Basket.  The Adviser will also make available on a daily basis the previous day’s Balancing Amount.

34           In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its existing investors.  Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

35           Applicants expect the same information to be provided through the Listing Exchange each Business Day prior to the opening of trading in Shares.

e.	Clearance and Settlement

Orders for Creation Units will generally be processed either through an enhanced clearing process (“NSCC Process”) or through a non-automated clearing process (“DTC Process”).  The NSCC Process is available only to those DTC Participants that also are participants in the CNS System of the NSCC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of domestic ETF shares. The NSCC Process simplifies the process of transferring a basket of domestic equity securities between two parties by treating all of the securities that comprise the basket as a single unit.  By contrast, the DTC Process, which is available to all DTC Participants, involves an individual line-by-line movement of each securities position.  The NSCC Process will typically be used for in-kind purchases and redemptions of Creation Units, whereas cash transactions will normally occur through the DTC Process.

The Shares of each Fund will clear and settle in the same manner as the shares of other ETFs.  Thus, Shares will typically settle through the DTC.  The Custodian will monitor the movement of the underlying Deposit Instruments and/or cash and will instruct the movement of Shares only upon validation that such instruments have settled correctly.  The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments and/or cash and will generally occur on a settlement cycle of T+3 Business Days or shorter.  Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares.

Deposit and Redemption Instruments will settle in the same manner as they do for existing ETFs:

●	Domestic equity securities in the Deposit Basket will be processed through the NSCC or DTC Process.

●
Settlement and clearing of foreign securities presently cannot be made using either the NSCC or DTC Process.  Accordingly, to the extent that a Deposit Basket includes a foreign security, once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Fund’s custodian. The custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the beneficial owner, the relevant Deposit Instruments and/or cash. Deposit Instruments and/or cash must be delivered to the accounts maintained at the custodian or applicable sub-custodians. If applicable, the sub-custodians will confirm to the custodian that the required cash and/or Deposit Instruments have been delivered, and the custodian will notify the Adviser and Distributor that such required cash and/or Deposit Instruments have been delivered.

●
Deposit Instruments that are U.S. government or U.S. agency securities will settle via free delivery through the Federal Reserve System. Other fixed income instruments will settle in accordance with the normal rules for settlement of such instruments in the applicable market.

f.	Transaction Fee

A Fund may recoup the settlement costs charged to it by NSCC and DTC by imposing a transaction fee on investors purchasing or redeeming Creation Units (“Transaction Fee”). Because the DTC Process is generally more expensive than the NSCC Process, investors purchasing or redeeming through the DTC Process may pay a higher Transaction Fee than investors transacting through the NSCC Process.36  The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined to be appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.37  The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.   Transaction Fees will differ for each Fund. Variations in the Transaction Fee may be made from time to time.

g.	Delivery of Shares

The Distributor will transmit all purchase orders received from Authorized Participants to the relevant Fund.  After a Fund has accepted a purchase order and received delivery of the Deposit Basket, NSCC or DTC (as applicable) will instruct the Fund to initiate delivery of the appropriate number of Shares to the book-entry account specified by the Authorized Participant.  Delivery of Creation Units by the Fund is expected to occur within the normal settlement cycle, currently no later than the third Business Day following the day on which an order is deemed to be received by the Distributor.  The Distributor will issue or cause the issuance of confirmations of acceptance, will be responsible for delivering the relevant Fund’s prospectus to persons purchasing Creation Units, and will maintain records of both the orders placed with it and the confirmations of acceptance furnished by it.

Shares will not normally be issued until after the transfer to the Fund of good title to the purchase consideration.  To the extent contemplated by the relevant Participant Agreement, however, Shares may be issued to an Authorized Participant notwithstanding the fact that the Deposit Basket has not been received, in part or in whole, by the Fund in reliance on an undertaking by the Authorized Participant to deliver the missing portion as soon as possible, which undertaking is secured by the Authorized Participant’s delivery and maintenance of collateral acceptable to the Fund. The Participant Agreement will permit the ETF to take possession of the collateral and buy any missing instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such instruments and the value of the collateral.

36           Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the simultaneous movement of hundreds of securities, DTC typically will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

37           In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

All requests for redemption of a Creation Unit must be preceded or accompanied by the requisite number of Shares of the relevant Fund, which delivery will generally be made through the DTC Process.  Additional information on the redemption processes applicable to Creation Units will be provided in the Participant Agreement.

h.	Rejection of Creation Unit Purchase Orders

Any Fund and/or the Distributor may reject any order to purchase Creation Units that is not submitted in proper form.  Further, a Fund may reject a purchase order transmitted to it by the Distributor in circumstances including, but not limited to, if:

(a)        the purchaser or group of related purchasers, upon obtaining the Creation Units, would own 80% or more of the outstanding Shares of such Fund;

(b)        the acceptance of the purchase consideration would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code;

(c)        the acceptance of the purchase consideration would, in the opinion of the Corporation, be unlawful, as in the case of a purchaser who is banned from trading in securities;

(d)        the acceptance of the purchase consideration would otherwise, in the discretion of the Corporation or the Adviser, have an adverse effect on the Corporation or on the rights of Beneficial Owners; or

(e)         there exists circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, Adviser, transfer agent, custodian, Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

i.	ETF Investors

Applicants believe that there will be several types of market participants interested in buying and redeeming Creation Units of Shares:

●           market makers who seek to earn spreads in connection with making a market in Shares;

●           market makers and other arbitrageurs who seek to earn arbitrage profits by selling (buying) Shares in the secondary market at a premium (discount) to NAV, and then purchasing (redeeming) an offsetting number of Creation Units of Shares;

●           Authorized Participants who purchase and redeem Creation Units in fulfilling such function; and

●           institutional investors who transact in Creation Units to gain exposure to a particular ETF's investment strategy and choose to invest directly in the ETF, rather than acquiring Shares on the secondary market.

Applicants expect that secondary market purchasers of Shares will consist primarily of retail investors and/or their financial advisors seeking access to a particular ETF’s investment strategy who are attracted to the potential cost, performance and tax advantages of the Funds’ ETF structure.  The Adviser expects to dedicate resources, particularly through digital and web-based advertising and promotional material, to inform the public that the Adviser, if Funds are launched, will offer some of its investment strategies through the Funds.  Additionally, because the Adviser believes that financial intermediaries, especially financial advisers, are a primary target audience for ETFs, the Adviser will focus the majority of Fund promotional activities on the financial advisor market through events, conferences and publications serving that market.  Finally, it is common that websites segregate content and information by investment vehicles, as well as by target market (e.g., financial advisors), and the Adviser expects that it will use this approach to Internet marketing.  In the Funds’ prospectuses and in informational and marketing materials for retail investors and financial advisers, the Adviser expects that additional information and disclosures will be provided to inform and educate investors and their advisers about the structure of the Funds, including differences from mutual funds and from other ETFs, including transparent ETFs.

j.	Small Allotment Redemption Feature

While Beneficial Owners generally must accumulate enough Shares to constitute a Creation Unit in order to redeem Shares, the Funds’ Small Allotment Redemption Feature provides an exception to that rule.  Under the “Small Allotment Redemption Feature,” Beneficial Owners may submit orders to redeem Shares at NAV directly to a Fund for a limited period of time (the “Small Allotment Redemption Period”) if Shares trade at a particular discount to NAV for a particular period of time.  The trading of Shares at such a discount for such a period is referred to as the “Trigger” of a Small Allotment Redemption Period.

Under the Funds’ Small Allotment Redemption Feature, a Beneficial Owner will be able to place a redemption order directly with a Fund or its agent if, at a minimum, for 10 consecutive Business Days, the midpoint of the national best bid and offer (“NBBO”) for its Shares at the time its NAV is struck reflects a discount of more than 5% to NAV.  The Board,38 however, will retain at all times the authority to adjust the Trigger for a Fund’s Small Allotment Redemption Period to reflect a lower discount and/or to begin a Small Allotment Redemption Period earlier, if it finds that adjusting the Trigger is in the best interest of the Fund’s shareholders.  Thus, for example, the Board could determine that a particular Fund’s Small Allotment Redemption Period should be triggered when the Bid/Ask Price of its Shares reflects a 4% discount to NAV for 10 consecutive Business Days.  Or, it could determine that its Small Allotment Redemption Period should be triggered when the Bid/Ask Price of its Shares reflects a 5% discount for seven (7) consecutive Business Days.  In no event may the Board establish a Trigger that would allow a

38           As used in this application, the term “Board” means the board of directors or trustees of any Future Fund as well as the Board of the Corporation.

Fund’s Shares to reflect a discount of more than 5% for 10 or more consecutive Business Days without the opening of a Small Allotment Redemption Period.

When a Fund’s Trigger is met, its Small Allotment Redemption Period will open, and all Beneficial Owners of the Fund will have the option to instruct the DTC Participant through which they hold Shares to submit an order to redeem Shares directly from the Fund or its transfer agent (“Small Allotment Redemption Order”).  Redemption orders from beneficial owners of the Fund will be sent from their broker-dealers and/or DTC Participants to the Fund or its transfer agent through the DTCC Investors’ Voluntary Redemptions and Sales (“IVORS”) application. Such an instruction must be received by the relevant DTC Participant during the Fund’s Small Allotment Redemption Period that begins on the first Business Day immediately after the Trigger is met and ends at the Small Allotment Cut-Off Time (as defined below) 10 Business Days thereafter.  Any Beneficial Owner may submit a Small Allotment Redemption Order during the Small Allotment Redemption Period but may only submit an amount of Shares for redemption smaller than a Creation Unit.  Redemption proceeds in connection with any Small Allotment Redemption Order will be distributed in cash.  During the Small Allotment Redemption Period, redemptions of Creation Units by and through Authorized Participants will remain available.

On each Business Day during the Small Allotment Redemption Period, a Fund will process all Small Allotment Redemption Orders received at the NAV of the Fund next calculated following submission of the Small Allotment Redemption Order in proper form, subject to a redemption fee not to exceed 2%, as established by the Board.  The Business Day that the Small Allotment Redemption Order is received in proper form will be the redemption date with respect to those Shares (the “Small Allotment Redemption Date”), provided it is received by the Small Allotment Cut-Off Time (as defined below).

Each Fund will establish a cut-off time for Small Allotment Redemption Orders (“Small Allotment Cut-Off Time”) in proper form, which is expected to be the NYSE market close, generally 4:00 p.m. ET, on the Business Day that the Small Allotment Redemption Order is placed.  All instructions in proper form from Beneficial Owners to their DTC Participants to submit a Small Allotment Redemption Order will be processed by each DTC Participant and submitted directly to the Fund transfer agent through the equivalent of an omnibus account in the DTC Participant’s name at the transfer agent, as long as the order is received prior to the Small Allotment Cut-Off Time.  Any redemption instructions submitted by a DTC Participant on behalf of Beneficial Owners and received by the transfer agent will be irrevocable.

The date of payment upon redemption will not exceed seven days after the Small Allotment Redemption Date, other than as provided by section 22(e) of the Act. The cash proceeds from any Small Allotment Redemption Order received are generally expected to be delivered through DTC to the applicable DTC Participant’s account at DTC.  The DTC Participant will in turn deposit the proceeds in the Beneficial Owner’s account or the account of the financial institution carrying the account of the Beneficial Owner.

Once a Trigger is met, a Fund will notify Beneficial Owners of their ability to place a Small Allotment Redemption Order by (a) issuing a press release, (b) delivering notice, via the transfer agent and DTC, to the DTC Participant,39 and (c) posting information about the Small Allotment Redemption Period on the Fund’s website.  In addition, the Fund expects to utilize existing DTC processes commonly used to notify beneficial shareholders with respect to corporate actions that require shareholder response or action.40  Following notice to DTC, owners of record of a Fund (which are also DTC Participants) are then expected to use their standard notification procedures to disseminate the necessary information to Beneficial Owners to participate in the Small Allotment Redemption Feature, in accordance with Commission and Exchange requirements and pursuant to any agreement between a DTC Participant and the Beneficial Owner.41

The transfer agent will activate the Fund for Small Allotment Redemption processing by the Fund’s CUSIP to the IVORS Standing Instruction Database.  Once active, shareholders who wish to place a Small Allotment Redemption Order will be required to so instruct their intermediary.  If the intermediary is a DTC Participant, it will utilize IVORS to notify DTC and the transfer agent of any Small Allotment Redemption Orders received from Beneficial Owners and deliver Shares to be redeemed to the transfer agent at an account maintained at DTC for such purpose.42  The IVORS application validates that the intermediary has available Shares in its

39           Applicants anticipate that the notice will include, in plain English: information about why they are receiving such notice (i.e., that the Small Allotment Redemption Feature has been triggered); information about how a Beneficial Owner can redeem his or her Shares (i.e., by instructing the DTC Participant through which he or she holds Shares to submit a redemption order); information about when (time and date) such an order must be submitted (i.e., within 10 Business Days of the Trigger of the Small Allotment Redemption Period); disclosure that the redemption will be priced at the NAV next calculated following submission of the Small Allotment Redemption Order in proper form, subject to a redemption fee not to exceed 2%; disclosure that the Beneficial Owner, if he or she decides to redeem, will receive cash, and the anticipated timing of such cash payment; disclosure that the Beneficial Owner is not required to take any action, and is not required to redeem Shares, but will then remain a shareholder of the Fund, disclosure that any redemption instruction would be irrevocable; disclosure about the Fund’s portfolio activities during the Small Allotment Redemption Order including, if applicable and known at the time of the notice, disclosure that the Fund will begin liquidation and may not achieve its objectives during such liquidation; and contact information for any questions.

40           Based on Applicants’ current understanding of DTC processes for corporate actions, Applicants expect that the transfer agent will transmit files to DTC providing the necessary information for DTC to initiate the Small Allotment Redemption Period. The DTC will validate the information and will send a confirmation back to the transfer agent that the Small Allotment Redemption Period has commenced. The DTC will then transmit information about the commencement of the Small Allotment Redemption Period to Brokers to notify the Beneficial Owners.

41           See FINRA Rule 2251, which requires members to forward issuer-related materials to a beneficial owner if the member carries the account for such beneficial owner. Applicants believe that broker-dealers that own Shares in an account at DTC will be required under such rule to forward notice of the Trigger and the opening of the Small Allotment Redemption Period to all customers who are Beneficial Owners.

42           The Applicants believe that for non-DTC Participants, a similar process will apply through their clearing firms. For example, in the case of a broker-dealer intermediary that is not a DTC Participant, the Applicants expect that the intermediary will notify its clearing firm of any Small Allotment Redemption Orders received from Beneficial Owners. The clearing firm will, in turn, utilize IVORS to notify the transfer agent of the Small Allotment Redemption Orders and deliver Shares to be redeemed to the account maintained at DTC for such purpose.  Like

DTC Participant Account and that the order has been processed before the Fund’s cut-off.  Settlement occurs via the DTC Settlement System.

No more than one Small Allotment Redemption Period may exist for a Fund at any one time. In the event that a Fund’s Trigger is met again, immediately upon the end of a Small Allotment Redemption Period, due to, for example, further trading of Shares at discounted market prices during the Small Allotment Redemption Period, a subsequent Small Allotment Redemption Period will commence on the first Business Day following the last Business Day of the previous Small Allotment Redemption Period. Any Small Allotment Redemption Order placed during the subsequent Small Allotment Redemption Period will be subject to the same processes and requirements applicable to a Small Allotment Redemption Order placed during the previous Small Allotment Redemption Period.

5.	Secondary Market Pricing of Shares

The market price of Shares will be based on the current bid/offer price in the secondary market. Such price, like the price of all traded securities, will be subject to the factors of supply and demand, as well as the Fund’s NAV.  The price of Shares in the secondary market, however, will not have a fixed relationship to the current or previous day’s NAV.  Rather, the price at which Shares trade in the secondary market may be below, at or above the NAV.  No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund.  Further, secondary market transactions in Shares are expected to be subject to brokerage fees and charges.

6.	Shareholder Transaction and Operational Fees and Expenses

No Fund will impose sales charges on purchases of Shares.  Each Fund may charge a Transaction Fee, which will be calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares.  All expenses incurred in the operation of a Fund will be borne by the Corporation and allocated between the Fund and other series of the Corporation, as determined by the Board and consistent with the Act.

All expenses incurred in the operation of the Funds will be borne by the Corporation and allocated among the Funds, except to the extent specifically assumed by the Adviser or some other party.

Each Fund’s investment management agreement with the Adviser and the fees payable thereunder will be approved pursuant to Section 15(a) and Section 15(c) of the Act and will comply with the provisions of the Advisers Act.  For its services, the Adviser will receive a management fee, in accordance with the investment management agreement between the Adviser and the Corporation.  The management fees paid by the various Funds may differ.

DTC Participants, the DTC account would have the equivalent of an omnibus account with the Fund transfer agent, into which the Funds could deposit redemption proceeds.

The Adviser or any other service provider for the Funds may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect to one or more of the Funds.

7.	Dividend Reinvestment Service

No Fund will make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, though certain Brokers may make a dividend reinvestment service available to their clients.  Brokerage commissions and other costs, if any, incurred in purchasing Shares with the cash from Fund distributions will be an expense borne by the individual Beneficial Owners reinvesting through such service.

8.	Availability of Information

A great deal of information will be available to prospective investors about the Funds. The Funds’ website, which will be publicly available at no charge prior to the public offering of Shares, will include a Prospectus for each Fund that may be downloaded. The website will include additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day’s NAV and the Closing Price or Bid/Ask Price of Shares, and a calculation of the premium/discount of the Closing Price or Bid/Ask Price against such NAV.  The website will also disclose the Fund’s Hedge Portfolio, as well as the Daily Deviation (for the last rolling one-year period), Empirical Percentiles and Tracking Error of the Hedge Portfolio.  Further, in the event that the Trigger of the Fund’s Small Allotment Redemption Feature is met, the website will disclose the existence and duration of the Small Allotment Redemption Period and the process to be followed to submit a Small Allotment Redemption Order.

Investors interested in a particular Fund can also obtain its Prospectus, statement of additional information (“SAI”), Shareholder Reports, Form N-CSR and Form N-SAR, as filed twice per year. The Prospectus, SAI and Shareholder Reports will be available free upon request from the Funds, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares will be listed on an Exchange, prospective investors will have access to more information about them than what is normally available about a security of an open-end investment company.  Specifically, information regarding the market price of Shares and trading volume in Shares will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s Closing Price and trading volume information may be published daily in the financial section of newspapers. Further, as described above, the Listing Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association each Fund’s INAV.

9.	Sales and Marketing Materials; Prospectus Disclosure

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.”  Although the Corporation will be classified and registered under the Act as an open-end management investment company, neither the Corporation nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features described in this application that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an “actively-managed exchange-traded fund.” No Fund marketing materials (other than as required in the Prospectus) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds.

Further, in all marketing materials where the features or method of obtaining, buying or selling Shares on an Exchange are described, there will be an appropriate statement or statements to the effect that Shares generally are not individually redeemable.  In this respect, any advertising material describing obtaining, buying or selling Creation Units or discussing Shares’ redeemability will prominently disclose that Shares generally are not individually redeemable and that, under normal circumstances, owners of Shares may acquire Shares from a Fund and tender Shares for redemption to a Fund in Creation Units only.  A Fund’s disclosure documents and advertising material, however, may discuss the Small Allotment Redemption Feature, as described in section III.C.4.j above.

10.	Third-Party Broker-Dealer Issues

Because Creation Units will be offered continuously to the public and, as such, new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Brokers and other persons may be cautioned, including in the Prospectus if required by Form N-1A, that some activities on their part, depending on the circumstances, may result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

For example, a Broker and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. Of course, whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the Broker or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that could lead to categorization as an underwriter.

IV.	REQUEST FOR ETF RELIEF

A.	In Support of the ETF Relief

1.	The Funds Will Not Raise the Concerns Set Forth in the Actively Concept Release

In the Concept Release, the Commission stated that, in evaluating any specific proposal for an actively managed ETF, it would consider whether the proposal presents certain regulatory concerns.  Because Applicants’ proposal is for an actively managed ETF, they have considered the concerns identified by the Commission in the Concept Release.

a.	The Funds Will Not Discriminate Among Shareholders

Section 1(b)(3) of the Act states that the public interest and the interest of investors are adversely affected when investment companies issue securities containing inequitable or discriminatory provisions.  The Commission cited section 1(b)(3) in the Concept Release and identified a number of scenarios that might unfold with respect to an actively managed ETF that could, it believed, contravene the letter or spirit of section 1(b)(3).

●
First, the Commission questioned whether the operation of an actively managed ETF would discriminatorily place investors who have the financial resources to purchase or redeem a Creation Unit in a different position than retail investors who are expected generally to buy and sell ETF shares at market price.

●	Second, the Commission said, “significant deviations could develop between the market price and the NAV” of an actively managed ETF’s shares.

●
Third, the Commission observed that it “might … be possible that, during any particular time, the NAV of an actively managed ETF could be increasing while the market price of its shares could be falling, and vice versa.”

i.	The Arbitrage Mechanism Will Not Discriminate Against Retail Investors

Applicants understand the Commission’s concern regarding the arbitrage mechanism to be that it may discriminate against retail investors because they do not possess the financial resources to transact in Creation Units (at NAV) and, therefore, are confined to purchasing and selling Shares in the secondary market at a price that may differ from NAV.  Stated differently, the concern seems to be whether the ETF structure is necessary or appropriate in the public interest and consistent with the protection of investors and the policies and purposes of the Act.  Applicants submit that it is.

Applicants believe that a fund does not discriminate against an investor if the fund provides all investors the same investment opportunities.  With respect to ETFs, all investors have the same investment opportunities; similarly, here, all Fund investors will have the same investment opportunities:  ETFs stand ready, just as the Funds will stand ready, to sell (redeem) Creation Units to (from) any Authorized Participant at any time, and any investor is permitted to transact through an Authorized Participant.  The mere fact that an investor that does not have the financial resources to transact in Creation Units as, or through, an Authorized Participant does not cause such transactions to discriminate against that investor.

The Commission has previously approved the ETF structure and issued several orders (directly or pursuant to delegated authority) that permit ETFs, including Active ETFs.  In this way, the ETF structure, including its arbitrage mechanism, have been repeatedly approved by the Commission with a full and complete understanding that only certain investors would have the financial resources, and be able, to utilize an ETF’s arbitrage mechanism by transacting at NAV and/or market price.  There is nothing different in the Applicants’ proposal than has been previously approved by the Commission in past ETF orders.  Indeed, given the low expected level of Tracking Error between the Funds and their respective Hedge Portfolios, Applicants expect the Funds routinely to trade at market prices that reflect lower premiums/discounts – and, in that respect, are less discriminatory – than some existing ETFs.  Thus, Applicants contend that the Funds should not be viewed as giving rise to any type of discriminatory treatment of shareholders, or creating any imbalance of equities, of a type not approved in connection with existing ETFs or of a type that section 1(b)(3) was designed to prevent.

ii.	Shares Are Not Expected to Trade at Significant Premiums or Discounts

In the Concept Release, the Commission posited that actively managed ETFs might be considered to be thwarting section 1(b)(3) if they were to trade at a significant premium or discount to NAV.  Past applicants for both Active and Index ETFs have essentially argued that the ETFs would not trade at a significant premium or discount because their portfolios, or the indexes underlying their portfolios, would be fully transparent and thereby support an efficient arbitrage mechanism.43

As Applicants demonstrate above, however, an efficient arbitrage mechanism does not require portfolio transparency.  Portfolio transparency is merely one means for providing the market with a low-risk arbitrage trade. Here, Applicants will use other means to achieve the same end.  Specifically, for each Fund, Adviser will provide a Hedge Portfolio that has a low Tracking Error relative to the Fund, is liquid and trades synchronously with Shares.  The Adviser will update the Funds’ Daily Deviation, Empirical Percentile and Tracking Error data daily and disclose it on the Fund’s website.  In addition, each Fund’s INAV will be disclosed every 15 seconds throughout the Shares’ trading day and provide a High-Quality Pricing Signal for arbitrageurs.  Under these circumstances, Adviser believes that the Funds will have an arbitrage mechanism that is at least as efficient, if not more efficient, than those of many existing ETFs.

In connection with the Vanguard orders (described in note 6 above), the Commission has previously embraced the view that full portfolio transparency is not required for an arbitrage mechanism to operate in a manner that warrants relief, and the Commission’s actions in this regard have been justified by the success of the Vanguard ETFs.44  Applicants are proposing a

43           The Commission seemed to welcome these arguments in the Concept Release.  See Concept Release at 10 (“[The] high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio”).

44           The Vanguard Group, Inc. has requested and received exemptive relief that permits it not to conduct in-kind creation unit transactions that involve pro rata slices of the portfolio.  Vanguard first received the relief in connection with their original request to launch ETFs not as stand-alone funds – as had previously been done – but rather as a share class of existing mutual funds.  In the application for the relief, Vanguard explained the relief was necessary because certain of the mutual funds that would have an ETF share class under the requested order tracked large indexes (such as the Wilshire 5000 Index) comprised of thousands of stocks.  They stated that such mutual funds did not (and as a result the ETF share class of them would not) invest in all of the stocks in the index but rather in a representative sample of the stocks in the index.  They suggested that, despite such representative sampling, some funds might still invest in more than 1000 stocks and that with respect to such funds the in-kind deposit could not, as a “practical” matter, include all of the stocks in the fund (i.e., it could not be a pro rata slice of the portfolio).  Instead, Vanguard represented, the in-kind deposit would simply be “a basket of securities…

similar structure because, as stated above, it is not feasible in all instances for Adviser to offer a fully transparent actively managed equity ETF yet protect the proprietary, fundamental management strategies that it uses.  Moreover, Adviser believes that, given a High-Quality Hedging Vehicle with demonstrably low Tracking Error, the Fund’s arbitrage mechanism can operate at least as efficiently as the arbitrage mechanism of many existing, fully transparent ETFs.

In any case, Applicants believe that the Funds’ arbitrage mechanism will be sufficiently efficient to warrant the relief requested.  Indeed, the administrative history of ETFs suggests that the Commission has not historically been deterred by the prospect of some deviation between market price of an ETF’s shares and its NAV.  Rather, the Commission has suggested that one benefit of the ETF structure is that it provides investors with intra-day liquidity in the form of a security that does not reflect “the discounts and premiums … often associated with closed-end fund shares.”45  As the Funds will easily satisfy this standard, Applicants respectfully urge that they be approved by the Commission.

iii.	Shares are No Different Than Existing ETF Securities: Their Market Price May Temporarily Inversely Reflect Changes in NAV

In the Concept Release, the other potentially relevant concern expressed by the Commission in its discussion of section 1(b)(3) was that the market price of an actively managed ETF’s shares may move in the opposite direction as the ETF’s NAV.  Although many Active ETF applicants have argued that such a scenario would signal a fundamental breakdown in the arbitrage process, Applicants do not believe that temporary inverse movements between an ETF’s market price and NAV necessarily signal a fundamental breakdown in the arbitrage process or a fundamental problem with the ETF structure generally.

The market price of an ETF’s shares may move in the opposite direction of its NAV for many reasons.  For example, the NAV may be increasing because the value of certain underlying securities is increasing; at the same time, the market price may hold steady or decline because, even with the increase in NAV, the arbitrage profit available to arbitrageurs does not adequately compensate them for the risk of the arbitrage trade.  This may be true because the underlying securities in the ETF do not trade synchronously with the ETF shares and, therefore, arbitrageurs cannot accurately value the profit available to them in an arbitrage trade and/or cannot execute the arbitrage trade at the desired profit level.  In Applicants’ view, this is a situation that will correct itself when the arbitrage profit available to arbitrageurs in connection with the available arbitrage trade appropriately compensates them for the risk of the trade.  More importantly, this consisting of stocks selected by the [a]dviser from among the stocks contained in the issuing fund’s portfolio.” As a result of the Commission granting an order on this exemptive application, which does not impose the pro rata slice requirement, the portfolios of Vanguard’s index-based ETFs are not transparent.  In this regard, they are unlike the portfolios of many other Index ETFs, which may provide transparency by using in-kind baskets that are pro rata slices of their portfolios (and, of course, they are unlike Active ETFs that are explicitly required to provide daily portfolio disclosure).

45           See Concept Release at note 20 (surrounding text).

is a situation that Applicants do not believe will pertain to the Funds due to the liquidity and synchronicity of trading in Shares and the Hedge Portfolio.

iv.	The Funds Will Not Be Susceptible to Front-Running or Free-Riding46

Applicants do not expect the Funds to be susceptible to front-running for two reasons:  first, the Funds will invest in the highly liquid securities; and second, the Funds will not disclose their portfolio holdings in advance of trading.

As noted above, unlike existing Active ETFs, Applicants will not disclose a Fund’s full portfolio holdings on a daily basis.  Instead, Applicants will generally disclose a Fund’s portfolio holdings only to the same extent and on the same schedule as they do for traditional mutual funds.47  Applicants will otherwise disclose only the information discussed above, including each Fund’s INAV, Daily Deviations (for a rolling one-year period) Empirical Percentiles and Tracking Error.  While Applicants believe that this amount of information will enable arbitrageurs to transact in Creation Units and efficiently conduct arbitrage transactions with respect to Shares, Applicants do not believe that this information will be sufficient for third parties to reverse engineer a Fund’s portfolio.48  In addition, because the Funds will routinely invest in some of the most liquid and widely-held instruments in the U.S. markets,49 it would be nearly impossible for any investor to trade in the same instruments in quantities that would have a negative impact on the Funds.  Accordingly, Applicants do not believe that the Funds will be susceptible to front running.

Applicants also do not expect the Funds to be susceptible to free-riding because they do not intend to disclose any more information about a Fund’s investment strategies than is currently disclosed by Adviser in connection with its management of a Representative Fund.

46           As defined by the Concept Release, “front running” occurs when other investors are permitted to trade ahead of a fund based on [public] knowledge that the fund will trade later.  “Free riding” occurs when other investors mirror the trading strategies of a fund and thereby take advantage of fund management’s expertise without paying for it.

47           See supra note 9.  To the extent a Fund has a Representative Fund, the Fund’s portfolio holdings are expected to be disclosed on the same schedule as the Representative Fund.

48           Adviser engaged in a lengthy study of the potential for reverse engineering of Fund portfolios by market participants. Adviser’s study assumed, among other things, that the Funds would provide an INAV of the type described in this application. In the study, Adviser applied current state-of-the-art computational mathematical optimization techniques to the problem facing a hypothetical “adversary” who seeks to derive a Fund’s actual holdings from publicly available information, including (but not limited to) the INAV, which – like existing Active and Index ETFs – will be calculated and published every 15 seconds to two decimal places. Based on this study, Applicants concluded that outside observers (i.e., persons without inside information about the Adviser’s portfolio management) will not be able to reverse engineer a Fund’s portfolio given the proposed disclosures, including of each Fund’s INAV, with any regularity or with the level of accuracy that is necessary to exploit the Funds. In particular, the study indicated that reverse engineering a diversified fund will be nearly impossible due to, among other things, the high degree of correlation that is typical among the returns of such a Fund’s holdings and the presence of “noise” in the INAV.

49           See infra Condition A.7.

Although Adviser will, as discussed above, provide an INAV, Hedge Portfolio, Daily Deviation, Empirical Percentile and Tracking Error information, these metrics will not provide investors with enough information to glean the contents of a Fund’s full portfolio.  As alluded to above, the Funds’ portfolio management decisions are made by a portfolio manager or portfolio management team relying upon fundamental research provided by a skilled group of analysts.  Adviser does not believe that the investment decisions made on behalf of the Funds can be contemporaneously known or deduced by third parties based on the disclosures to be provided.  For these reasons, Applicants do not believe that free riding is a concern for the Funds.

b.	The Funds Will Address Potential Conflicts of Interest

Another regulatory concern that the Commission raised in the Concept Release related to section 1(b)(2) of the Act, which states that the public interest and the interest of investors are adversely affected when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of persons other than shareholders, including directors, officers, investment advisers, other affiliated persons, underwriters, brokers or dealers.  The Commission observed that the operation of an ETF - specifically, the processes by which a Creation Unit is purchased by delivering a basket of securities to the ETF and redeemed in exchange for a basket of securities - may lend themselves to certain conflicts of interest for an ETF's investment adviser, which has discretion to specify the securities included in these baskets.  The Commission stated that these conflicts appear to be minimized in the case of an Index ETF because the universe of securities that may be included in the ETF's portfolio generally is restricted by the composition of its underlying index.  The Commission raised concerns that the same might not be the case for an actively managed ETF due to the increased investment discretion of such an ETF’s adviser.

Since the Concept Release was issued, however, the Commission has clarified its precise section 1(b)(2) concerns by requiring, in connection with its issuance of Active ETF orders, Condition A. 4, below.  Condition A. 4 provides as follows:

The Adviser or any Subadviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

In light of Condition A.4, the Adviser and any Subadviser will be explicitly prohibited from using their positions with the Funds to select as Deposit or Redemption Instruments, for example, securities of themselves or their affiliates.

Even absent Condition A.4, Adviser believes that it (and any Subadviser) would implicitly be prohibited from engaging in the activities at which Condition A.4 is directed by section 48(a) of the Act.  Section 48(a) prohibits any person from doing indirectly anything it cannot do directly.  Thus, for example, just as Adviser could not directly cause a Fund to enter into a principal transaction that would violate section 17(a) of the Act, due to section 48(a) the Adviser also could not indirectly cause a Fund (by causing Authorized Participants) to engage in such transactions with the Fund.  In light of section 48(a) and Condition A.4, Adviser expects that any concerns that the Commission might have had at the time of the Concept Release based on section 1(b)(2) will be fully addressed by Applicants’ proposal.

Applicants further believe that any conflict posed for Fund affiliates by Applicants’ proposal is no greater than any conflict posed for the same affiliates with respect to any actively managed discretionary account, including the many registered mutual funds advised by Adviser.  To address these conflicts, Adviser has adopted policies prohibiting employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the mutual funds.  The Adviser has specifically adopted polices, in accordance with rule 17j-1 under the Act and rule 204A-1 under the Advisers Act, which will (a) require any personnel responsible for the portfolio management of the Funds to pre-clear all non-exempt personal securities transactions with the Adviser’s compliance group, (b) require reporting of securities transactions to Adviser’s compliance group, and (c) restrict personal securities transactions in securities of certain issuers as specified by the Adviser’s Code of Ethics.  Any Subadviser retained by the Adviser will be required to adopt similar policies and procedures, including a Code of Ethics pursuant to rule 17j-1 under the Act and rule 204A-1 under the Advisers Act.  Thus, these same protections against conflicts of interest will be applied to the Funds.

2.	The Funds Will Provide the Other Benefits Previously Considered by the Commission in Granting Relief to Permit ETFs

a.	The Funds Will Provide Institutional and Retail Investors with the Same Diversification, Cost, Tax-Efficiency and Intra-Day Liquidity Benefits as Existing ETFs

The Funds will offer the same panoply of benefits as existing ETFs, which appeal to individual and institutional investors, as well as to Brokers, investment advisers, financial planners and other intermediaries acting on behalf of investors.  Adviser believes the Funds will appeal to each of these categories of investors because the Funds will provide the following benefits associated with ETFs:

●	Diversification: a diversified investment vehicle with the potential for above-market returns.

●	Cost-Efficiencies: a lower-cost option than a comparable traditional mutual fund.

●	Liquidity: an investment option with intra-day pricing that reflects market conditions rather than only end-of-day securities prices.

●	Tax-Efficiencies. a more tax-efficient investment option than a comparable mutual fund.

Applicants currently anticipate that the Funds will provide investors with a more cost-efficient investment vehicle than a comparable mutual fund because they anticipate the Funds charging management fees that are comparable to those charged by traditional mutual funds but having lower total annual operating expense ratios.  Applicants expect the Funds to have lower total annual operating expense ratios, including than those of their respective Representative Funds, because many of the costs embedded in the expense ratios of mutual funds (like the Representative Funds), such as transfer agency fees, are generally much lower in the case of ETFs (like the Funds).  This is the case because, among other matters, while shareholders of mutual funds typically receive shareholder servicing directly from funds, shareholders of ETFs receive servicing through third parties – namely the Brokers with whom they hold accounts and through whom they transact in ETF shares.  Thus, unlike mutual funds, ETFs do not incur substantial shareholder servicing and transfer agency fees.  Rather, such costs are displaced and paid by shareholders, if at all, to Brokers and other intermediaries.

In addition, Applicants anticipate the Funds providing investors with the same type of liquidity as they have come to associate with ETFs.  Adviser’s research indicates that liquidity is one of the features of ETFs most appreciated by today’s investors.  In fact, in focus groups, investors routinely identify liquidity as one of the features of ETFs that positively distinguish them from other investment options.  Applicants expect the Funds to offer investors the same level of liquidity as they enjoy in existing ETFs because the Funds will operate as ETFs whose Shares investors may purchase and sell intra-day at market prices rather than only once per day at NAV.

Further, Applicants anticipate that the Funds will provide investors with a relatively tax-efficient investment option as compared to similar traditional mutual funds.  As the Commission knows, one of the most widely touted advantages of the ETF structure is its tax efficiency, which is primarily a result of ETFs generally honoring redemptions in kind and, thereby, taking advantage of a provision in the Code that allows them not to recognize capital gains on appreciated securities delivered “out.” The Funds, like existing ETFs, expect to take advantage of this same structure and to honor redemptions in kind as much as possible so as to avoid recognizing capital gains on appreciated securities.

Applicants concede that the Funds may not be as tax efficient as, for example, Index ETFs because the Funds will not hold precisely those instruments that they receive in the Deposit Basket, whereas Index ETFs may normally hold precisely the securities they receive in a creation (or issue in a redemption).  Thus, each Fund expects to incur some taxable gains reconfiguring the Deposit Basket received in a creation and compiling the Redemption Basket for a redemption.  In the case of the Funds, however, Applicants expect these potential inefficiencies to be minimized for several reasons.

First, on any Business Day during which a Fund experiences creations and redemptions, it will be able to “cross” the transactions; that is, it will be able to take those Deposit Instruments that are not wanted as Portfolio Positions and deliver them out as Redemption Instruments.  Thus, on Business Days where the number of creations equals the number of redemptions, a Fund will experience no tax inefficiencies as a result of its portfolio not matching the Deposit and/or Redemption Basket precisely.  It will operate at the same level of tax efficiencies as an Index ETF.  Even on days when creations and redemptions are not equal in number but are able, at least in part, to be offset, a Fund’s tax inefficiencies due to a mis-match between its Portfolio Positions and Deposit/Redemption Instruments will be minimized.

Second, as discussed above, at least 80% of the total assets of each Fund will be invested in its identified Hedge Portfolio, which is also the Deposit and Redemption Basket.  Based on Applicants’ research, including of the Initial Funds and their Representative Funds, they believe that, on average, the Funds will be 50-90% more tax efficient than comparable mutual funds.  Applicants regard such tax efficiencies as material, particularly to investors who seek tax-efficient investment vehicles, and supportive of the contention that the Funds will provide investors with these important benefits of the ETF structure.

b.	The Funds Will Give Short-Term Traders an Appropriate Investment Option

Another category of investors to whom Applicants expect Shares to appeal is short-term and tactical traders.  Shares are expected to appeal to these investors because they can be bought and sold continuously throughout the day at a price that reflects current market sentiment regarding the Shares.  There are clear benefits to moving such investors’ transactions “away” from the Representative Fund and on to an Exchange, including that the transactions then will not impose costs on the Representative Fund or disrupt its portfolio management.

c.	The Funds Will Expand the Investment Options Available to ETF Investors

Applicants believe that investors should be able to access the full spectrum of active management strategies in the ETF format.  Applicants further believe that many of the same advantages that are currently associated with the ETF format, including lower fees and tax efficiency, can be provided by other types of actively managed ETFs, including the Funds.  Indeed, Applicants seek the ETF Relief requested herein to bring those advantages to ETF investors in the form of the Funds.

Since the advent of the ETF structure in 1993, a consistently increasing number of investors have begun to invest in ETFs.  In some cases, investors have found their way into ETFs on their own.  Others have found their way into ETFs with the guidance of their financial advisers.

Registered advisers who use ETFs generally indicate a preference for them over mutual funds for a variety of reasons, including that the total operating expenses associated with owning ETFs are typically lower than those associated with owning comparable mutual funds and, therefore, their clients’ investment expenses are reduced by owning ETF shares instead of mutual fund shares, normally resulting in improved returns.  Yet, to date, investors and their advisers have not been able to access in the ETF format the full spectrum of active management strategies available in the mutual fund format.  Rather, investors have been limited to investing in Active ETFs whose strategies are amenable to full portfolio disclosure.  Applicants’ proposal is designed to take a step toward removing these limits.

B.	Legal Analysis of ETF Relief

Although the Funds have features that distinguish them from ETFs, Applicants seek the same exemptive relief from the Act as traditional ETFs seek—from sections 2(a)(32), 5(a)(1), 17(a) and 22(d), of the Act and rule 22c-1 under the Act.  The ETF Relief is requested pursuant to sections 6(c) and 17(b) of the Act.  Section 6(c) provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Section 17(b) provides that the Commission will grant an exemption from the provisions of section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned and that the proposed transaction is consistent with the general purposes of the Act.

Applicants believe that the proposed ETF structure offers advantages over both traditional mutual funds and fully transparent ETFs.  Applicants further believe that all transactions conducted by affiliates with the Funds will be on terms that are reasonable and fair, including in terms of the consideration paid or received by Funds, and will not involve overreaching.  Therefore, Applicants contend that Funds warrant the relief requested under sections 6(c) and 17(b).

1.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as a “management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.”  The term “redeemable security” is defined in section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder is, upon its presentation to the issuer or to a person designated by the issuer, ... entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that Shares could be viewed as satisfying the section 2(a)(32) definition of a redeemable security and that, consequently, the Funds could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer because Shares are securities “under the terms of which” an owner may receive his proportionate share of the a Fund’s current net assets.  The unusual aspect of Shares is that, except in the case of Small Allotment Redemption Orders, their terms provide for a right of redemption upon presentation to the issuer only when aggregated into one or more Creation Units.  In other words, Shares are not individually redeemable to a Fund or its agent under all circumstances, and therefore a possible question arises as to whether the definitional requirements of a “redeemable security” and “open-end company” are met.  For avoidance of doubt, Applicants request an order to permit the Corporation to register as an open-end management investment company and the Funds to issue Shares that, except in the case of Small Allotment Redemption Orders, are generally redeemable in Creation Units only.

Creation Units are continuously redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, all holders of Shares will have the ability to buy and sell Shares throughout the day in the secondary market at market prices that are disciplined by the Funds’ efficient arbitrage mechanism and, therefore, reflect narrow premiums/discounts.  While Applicants recognize that the Commission is concerned about the potential for more significant deviations between a Share’s Closing Price and/or Bid/Ask Price due to the absence of portfolio transparency, Applicants do not believe that such deviations will develop given the regular dissemination of the Funds’ high-quality INAV and the disclosure, with respect to each Fund, of the Hedge Portfolio along with such Hedge Portfolio’s Daily Deviations, Empirical Percentiles and Tracking Error.  Applicants thus believe that the Funds do not present any new issues with respect to the previously granted exemptions that allow for Index ETFs and Active ETFs to redeem their shares only in Creation Unit quantities.

For these reasons, Applicants believe that the proposal to permit Shares to be sold and redeemed as described is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Accordingly, Applicants request that the Order be granted in respect of sections 2(a)(32) and 5(a)(1).

2.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at current public offering price described in the prospectus.

Rule 22c-1 under the Act provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares will be sold in Creation Units through the Distributor to Authorized Participants (and persons transacting through Authorized Participants) at the “current public offering price as described in the prospectus,” as required by section 22(d).  The unusual aspect of Shares is that

Creation Units may also be unbundled and individual Shares will trade in the secondary market at prices that are below, at or above NAV.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV.  In particular, Shares of each Fund will be listed on an Exchange and may trade on and away from the Exchange at all times on the basis of current bid/ask prices. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) and rule 22c-1. Applicants request an exemption under section 6(c) from section 22(d) and rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by section 22(d) and rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been intended (a) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) to prevent unjust discrimination or preferential treatment among buyers and (c) to ensure an orderly system of distribution by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.50

           The first two purposes – preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers – do not seem to be relevant to secondary trading in Shares. Secondary market transactions in Shares will not cause dilution of the Funds because such transactions will not directly involve Fund assets. Similarly, secondary market trading in Shares should not create unjust discrimination or preferential treatment among buyers because, to the extent Share trading prices vary over the course of a given trading day or from day to day, such variances will generally reflect market forces of supply and demand, and not result from unjust or discriminatory manipulation. With respect to the third possible purpose of section 22(d) – ensuring an orderly distribution system –  Applicants note that anyone may dispose of (acquire) Shares either by selling (purchasing) them on an Exchange or by redeeming (purchasing) a Creation Unit through an Authorized Participant. Therefore, no dealer should have a material advantage over any other dealer in the sale of Shares.

In addition, the potential for arbitrageurs to earn an arbitrage profit between NAV and the market price of Shares with limited risk should facilitate arbitrage activity and ensure that the Shares’ premium/discount remains small. Thus, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV.  On the basis of the foregoing, Applicants contend that the protections intended to be afforded by section 22(d) are adequately addressed by the proposed methods for purchasing, redeeming and pricing Creation Units and buying, selling and pricing Shares.  Applicants therefore contend that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes

50           See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (Apr. 22, 1983) (“Protecting Investors”).

fairly intended by the policy and provisions of the Act.  Accordingly, Applicants request the Order be granted in respect of section 22(d) and rule 22c-1.

3.	Exemption from the Provisions of Section 17(a)

Section 17(a)(1) of the Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust… by the depositor thereof.

Section 17(a)(2) makes it unlawful

for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal-- knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

An “affiliated person” of a person, pursuant to section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to section 2(a)(3)(C) of the Act “any person, directly or indirectly, controlling, controlled by or under common control with, such other person.”  Section 2(a)(9) of the Act defines “control” as

…the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.  Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

The Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other.  In addition, the Funds may be deemed to be under common control with any other registered investment company, or series thereof, advised by the Adviser (an “Affiliated Fund”).  A large institutional investor could own more than 5% of a Fund, or in excess of 25% of a Fund, making that investor a first-tier affiliate of the Fund under section 2(a)(3)(A) or (C).  In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more, or in excess of 25%, of such other Affiliated Fund, making that investor a second-tier affiliate of a Fund.  For so long as such an investor was deemed to be an affiliate, sections 17(a)(1) and 17(a)(2) could be read to prohibit such person from purchasing and redeeming Shares through in-kind transactions with the Fund.

Section 17(b) provides that the Commission will grant an exemption from the provisions of section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.51  Applicants seek an exemption from sections 17(a)(1) and 17(a)(2) pursuant to sections 6(c) and 17(b) to permit persons that are first-tier affiliates or second-tier affiliates of the Funds solely by virtue of: (a) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares.  Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effectuated in exactly the same manner for all purchases and redemptions and for all purchasers and redeemers.  There will be no discrimination among purchasers or redeemers.  Except in the case of custom orders, the Deposit and Redemption Baskets will be the same regardless of the identity of the purchaser or redeemer.

The Deposit and Redemption Instruments will be valued in the same manner as they are valued for purposes of calculating the Fund’s NAV, and such valuation will be made in the same manner regardless of the identity of any purchaser or redeemer.  Further, the total consideration paid for the purchase or redemption of a Creation Unit of Shares will be based on the NAV of such Fund, as calculated in accordance with the policies and procedures set forth in its registration statement.  Each basket will consist of instruments that are appropriate, in type and amount, for inclusion in light of the Fund’s investment objectives and policies, current Portfolio Positions and current trading program.

Because the Fund portfolio will not be transparent, Applicants believe that there is restricted opportunity for redeeming shareholders to select particular Portfolio Positions to be included in the Redemption Basket (i.e., “cherry picking”).  Further, because the Deposit Basket will be the Hedge Portfolio, except in the limited instances permitted for custom orders,52 a person purchasing Shares could not cause the Fund to include unwanted instruments it.  Under

51           Because section 17(b) could be interpreted to exempt only a single transaction from section 17(a) and because there may be a number of transactions by persons who may be deemed to be affiliated persons or second-tier affiliates, Applicants are also requesting an exemption under section 6(c) of the Act.  See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

52           See supra section III.C.4.d.

these circumstances, Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of a Fund by any Creation Unit investor.

Moreover, Applicants note that the ability of each Fund to take deposits and make redemptions in kind may aid in achieving the Fund’s investment objectives by allowing it to be more fully invested, minimizing cash drag and reducing flow-related trading costs.  In-kind transactions may also increase a Fund’s tax efficiency and promote efficient secondary market trading in Shares by reducing the Transaction Fee applicable to purchases and redemptions of Shares.

For the reasons set forth above, Applicants contend that, with respect to the relief requested pursuant to section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.  Applicants also contend that, with respect to the relief requested pursuant to section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Thus, Applicants request the Order under section 6(c) and 17(b) in respect of sections 17(a)(1) and 17(a)(2).

V.	REQUEST FOR FUND OF FUNDS RELIEF

A.	In Support of Fund of Funds Relief

Applicants request, pursuant to section 12(d)(1)(J) of the Act, an exemption from section 12(d)(1)(A) to permit Acquiring Funds to acquire Shares of Funds beyond the limits of section 12(d)(1)(A).  Applicants also request an exemption from section 12(d)(1)(B) to permit the Funds, their principal underwriters and Brokers to sell Shares of Funds to Acquiring Funds beyond the limits of section 12(d)(1)(B).  In addition, pursuant to sections 6(c) and 17(b), Applicants request an exemption from section 17(a) of the Act to permit a Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund of which the Fund is a first-tier or second-tier affiliate; as described below, and to engage in any accompanying in-kind transactions.

The Acquiring Funds will be registered management investment companies and UITs that enter into written participation agreements with any Fund (“Acquiring Fund Agreement”) in which they seek to invest in reliance on the Order. No Acquiring Fund will be part of the same group of investment companies as a Fund in which it invests. Each Acquiring Trust will have a sponsor (“Sponsor”) and each Acquiring Management Company will have an investment adviser within the meaning of section 2(a)(20)(A) of the Act (“Acquiring Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Acquiring Management Company may also have one or more subadvisers within the meaning of section 2(a)(20)(B) of the Act (each, an “Acquiring Fund Subadviser”).  Each Acquiring Fund Adviser and any Acquiring Fund Subadviser will be registered as an investment adviser under the Advisers Act.

The Acquiring Fund Agreement will allow Applicants to seek to ensure that the Acquiring Funds understand and can comply with the terms and conditions of the requested Order (see condition B.8).  In this respect, among other things, the Acquiring Fund Agreement will include an acknowledgment from the Acquiring Fund that it may rely on the Order only to invest in a specified Fund, and not in any other investment company. Each Acquiring Fund will further be required to represent in the Acquiring Fund Agreement that the Acquiring Fund intends at all times to fulfill its responsibilities under the requested Order.53

In addition, Applicants propose that the requested Fund of Funds Relief be conditioned upon certain additional requirements that are designed to address the potential for abuse of Funds by Acquiring Funds.  These conditions require that any member of an Acquiring Fund’s Advisory Group (as defined below) individually or the Acquiring Fund’s Advisory Group in the aggregate not control a Fund within the meaning of section 2(a)(9) (see condition B.1).  Similarly, no member of an Acquiring Fund’s Subadvisory Group (as defined below) individually or the Acquiring Fund’s Subadvisory Group in the aggregate may control a Fund within the meaning of section 2(a)(9) of the Act (see condition B.1).

Further, no Acquiring Fund or Acquiring Fund Affiliate is permitted under the conditions to cause any existing or potential investment in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate54 and the Fund or a Fund Affiliate55 (see condition B.2).  To guard against the likelihood of this happening, each Acquiring Management Company’s board, including a majority of the independent board members, are required by the conditions to adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and any Acquiring Fund Subadviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from the Fund or a Fund Affiliate in connection with any services or transactions (see condition B.3).  In addition, no Acquiring Fund or Acquiring Fund Affiliate (except as an investment adviser) is permitted to cause a Fund to purchase a security from an Affiliated Underwriting56 (see condition B.5).

53           Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares of the ETF or (b) an affiliated person of an ETF, or an affiliated person of such person, for the sale by the ETF of its Shares to an Acquiring Fund, may be prohibited by section 17(e)(1) of the Act. The Acquiring Fund Agreement will include this acknowledgment.

54           An “Acquiring Fund Affiliate” is defined as the Acquiring Fund Adviser, Acquiring Fund Subadviser, any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.

55           A “Fund Affiliate” is defined as the investment adviser, promoter or principal underwriter of an ETF and any person controlling, controlled by or under common control with any of these entities.

56           An “Affiliated Underwriting” is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An “Underwriting Affiliate” is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund

Concerns about control of an underlying fund by an investing fund were not the only policy concerns underlying section 12(d)(1)(A) and (B), however.  Another concern pertained to complex structures.  To mitigate the possibility of complex structures due to an investment by an Acquiring Fund in a Fund, the conditions forbid Funds, which sell their Shares to Acquiring Funds, from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits in section 12(d)(1)(A) of the Act (see condition B.11).  There are limited carve-outs to this restriction, but only in instances where the Fund (a) acquires such securities in compliance with section 12(d)(1)(E) of the Act, (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(c)(1) of the Act), or (d) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting it to (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions.

           Although Acquiring Funds could purchase and redeem Shares in Creation Units directly with a Fund, Applicants anticipate that most, if not all, transactions effected by Acquiring Funds pursuant to the requested Order would be secondary market transactions.  Investors, including Acquiring Funds, who buy and sell Shares in secondary market transactions may pay brokerage commissions and other charges.  For transactions in Creation Units, Transaction Fees may be charged to Acquiring Funds to offset the Fund’s costs associated with the issuance and redemption of Creation Units.  Acquiring Funds (and, therefore, their shareholders) would indirectly pay their proportionate share of a Fund’s fees and other operating expenses. However, Shares would be sold without sales loads and, as discussed below, certain conditions would limit the fees and expenses charged by Acquiring Funds.

A Fund may choose to reject any direct purchase of Creation Units by an Acquiring Fund.  A Fund also retains the right to reject any initial investment by an Acquiring Fund in excess of the limits in section 12(d)(1)(A) by declining to execute an Acquiring Fund Agreement with the Acquiring Fund.

B.	Legal Analysis of Fund of Funds Relief

1.	Exemption from the Provisions of Sections 12(d)(1)(A) and (B)

As stated above, section 12(d)(1)(A) prohibits a registered investment company from acquiring securities of another investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.  Section 12(d)(1)(B) prohibits a registered open-end investment company, its principal underwriter and any other Broker from knowingly selling an investment company’s shares to another registered investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if Subadviser, Sponsor, or employee is an affiliated person, except any person whose relationship to the ETF is covered by section 10(f) of the Act is not an Underwriting Affiliate.

the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added section 12(d)(1)(J) to the Act.  Section 12(d)(1)(J) provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1), if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under section 12(d)(1)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.57

Applicants submit that the proposed conditions to the Fund of Funds Relief requested herein, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement, adequately address the concerns underlying the applicable limits in section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors.

Congress enacted what is now section 12(d)(1) in 1940 to prevent one investment company from buying control of another investment company.58  In enacting section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.59  As originally proposed, section 12(d)(1) would have prohibited any investment by an investment company in another investment company, but this provision was softened prior to enactment so funds were not prohibited from taking advantage of a good investment just because the investment was another investment company.

Then, in 1970, to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies), Congress tightened section 12(d)(1).60  The perceived abuses included: (a) the threat of large scale redemptions of the acquired fund’s shares; (b) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (c) unnecessary complexity.  Applicants submit that their proposed conditions address these concerns.

With respect to the threat of large-scale redemptions, particularly those regarding the potential for undue influence, condition B.1 limits the ability of an Acquiring Fund’s Advisory Group and an Acquiring Fund’s Subadvisory Group to control a Fund within the meaning of

57           H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

58           House Hearings, 76th Cong., 3d Sess., at 113 (1940).

59           Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

60           See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

section 2(a)(9).  For purposes of this application and this restriction, an “Acquiring Fund’s Advisory Group” is defined as:

the Acquiring Fund Adviser, Sponsor, any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for section 3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the Acquiring Fund Adviser, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor.

Similarly, an “Acquiring Fund’s Subadvisory Group” is defined as:

any Acquiring Fund Subadviser, any person controlling, controlled by, or under common control with the Acquiring Fund Subadviser, and any investment company or issuer that would be an investment company but for section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Subadviser or any person controlling, controlled by or under common control with the Acquiring Fund Subadviser.

Other conditions to the requested Fund of Funds Relief address concerns about the potential for the exercise of undue influence by an Acquiring Fund over a Fund.  Condition B.2, for example, prohibits Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Fund to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate.  In addition, conditions B.4 through B.8 are specifically designed to address the potential for an Acquiring Fund and Acquiring Fund Affiliates to exercise undue influence over a Fund and Fund Affiliates.  For this reason, they forbid an Acquiring Fund or Acquiring Fund Affiliate (except as an investment adviser) from causing a Fund to purchase a security from an Affiliated Underwriting.

The requested Fund of Funds Relief also includes conditions that are designed to address the concern regarding layering of fees and expenses.  Condition B.9 of the requested Order is designed to prevent any unnecessary duplication or layering of sales charges and other costs imposed on investors.  Condition B.10 prevents any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.  61  Condition B.12 requires the board, including a majority of the independent board members, of any Acquiring Management Company to find that any fees charged under the Acquiring Management Company’s advisory contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Acquiring Management Company may invest.

61           Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

Because any Acquiring Trust, as a UIT, would not pay advisory fees, there is no potential for the imposition of duplicative advisory fees on its investors.

Other conditions of the requested Fund of Funds Relief address the expressed policy concerns underlying section 12(d)(1) regarding complex structures.  Specifically, pursuant to condition B.11, no Fund is permitted to acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that (a) the Fund acquires such securities in compliance with section 12(d)(1)(E) of the Act, (b) the Fund receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act), or (c) the Fund acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions.

Applicants note that many mutual funds and ETFs today operate pursuant to exemptive orders that grant relief virtually identical to the Fund of Funds Relief requested here.62  Applicants are not aware of any problems or difficulties encountered by funds relying upon such orders.  Applicants believe that the experience of Funds and the Acquiring Funds will be the same.  Accordingly, Applicants submit that a grant by the Commission of the Fund of Funds Relief requested is consistent with the public interest and the protection of investors and seek the Order under section 12(d)(1)(J).

2.	Exemption from the Provisions of Section 17(a)

Applicants seek relief from section 17(a) pursuant to sections 6(c) and 17(b) permit a Fund, to the extent that the Fund is an affiliated person of an Acquiring Fund, as defined in section 2(a)(3)(B) of the Act, to issue Shares to, and redeem Shares from, an Acquiring Fund and to effect such transactions in kind.  Applicants anticipate that there may be Acquiring Funds that are not part of the same group of investment companies as the Funds, but may be subadvised by an Adviser.  Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Acquiring Fund because the Adviser provides investment advisory services to that Acquiring Fund.

Section 17(a) generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person and any person 5% or more of whose outstanding voting securities are owned by another person.  An Acquiring Fund relying on the Fund of Funds Relief could own 5% or more of the outstanding voting securities of a Fund.  Under such circumstances and others, a Fund and an Acquiring Fund could become affiliated persons, or second-tier affiliates, and in-kind

62           See, e.g., Fund of Funds Precedent, supra note 2.

purchases and redemptions of Creation Units of the Fund’s Shares between a Fund and the Acquiring Fund could be prohibited.  Although Applicants expect that most Acquiring Funds will purchase Shares in the secondary market rather than purchasing Creation Units directly from a Fund, and do not need section 17(a) relief for such secondary market transactions, Applicants seek an exemption under sections 6(c) and 17(b) for Creation Unit transactions between a Fund and an Acquiring Fund.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that:  the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transaction is consistent with the policy of each registered investment company concerned; and the proposed transaction is consistent with the general purposes of the Act.  Section 6(c) permits the Commission to exempt any person or transactions, or any class of persons or transactions, from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Applicants seek the exemption under section 6(c), in addition to section 17(b), because the Commission’s authority under section 17(b) may be interpreted as extending only to a single transaction and not to a series of transactions.63

Applicants believe that an exemption is appropriate under sections 17(b) and 6(c) because the proposed arrangement meets the standards set forth in those sections.  First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching.  Any consideration paid for the purchase or redemption of Creation Units directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in its registration statement.64

Second, the proposed transactions directly between Funds and Acquiring Funds will be consistent with the policies of each Acquiring Fund.  Based upon representations made by the Acquiring Fund pursuant to the Acquiring Fund Agreement, the purchase of Creation Units by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act.  As discussed above, Applicants believe that the requested exemptions are appropriate in the public interest, as Funds may offer Acquiring Funds an expanded array of actively managed exchange-traded instruments in which to invest.  By avoiding the front-running and free-riding concerns that can arise with full transparency of Portfolio Positions, Funds may be suitable for a broader range of investment strategies than fully transparent Active ETFs.  For

63           See supra note 51.

64           The requested relief would apply to direct sales of Shares in Creation Unit quantities by an ETF to an Acquiring Fund and redemptions of those Shares and is also intended to cover the in-kind transactions that accompany such sales and redemptions.  Relief from section 17(a) would not be necessary for purchases and sale of Shares of an ETF by an Acquiring Fund in the secondary market.

these reasons, Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Applicants accordingly seek the Order under sections 6(c) and 17(b) in respect of sections 17(a)(1) and 17(a)(2).

VI.	CONDITIONS TO THE APPLICATION

A.	ETF Relief

Applicants agree that any Order of the Commission granting the requested ETF Relief will be subject to the following conditions:

1.           As long as a Fund operates in reliance on the requested order, Shares of the Fund will be listed on an Exchange.

2.           Neither the Corporation nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that, under normal circumstances, the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.           The website for the Funds, which will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV, the Closing Price or Bid/Ask Price, and a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such NAV.  The website will also disclose the Fund’s Hedge Portfolio as well as the Daily Deviations (for the last rolling one year period), the Tracking Error and the Empirical Percentiles of the Hedge Portfolio.

4.           The Adviser or any Subadviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

5.           Each Fund will provide for the ability of Beneficial Owners to submit orders to redeem Shares at NAV directly to a Fund for a period of 10 Business Days following the Trigger of a Small Allotment Redemption Period, as established by the Board.  In no event will the Board establish a Trigger that would allow a Fund’s Shares to trade at a discount to NAV of more than 5% for 10 consecutive Business Days or more.  The Board otherwise shall exercise discretion over the Trigger and establish, for each Fund, a Trigger deemed to be in the best interest of the Fund’s shareholders.  Upon the occurrence of a Fund’s Trigger, the Fund will notify Beneficial Owners of their ability to place a Small Allotment Redemption Order by (a) issuing a press release, (b) delivering notice, via the Fund’s transfer agent and DTC, to DTC Participants, and (c) posting information about the Small Allotment Redemption Period on the Fund’s website.

6.           At least 95% of the value of a Fund’s Portfolio Positions will be listed on an exchange, and the primary trading session of such exchange will be the same as the primary trading session for the Fund’s Shares.

7.           At least 95% of the value of a Fund’s Portfolio Positions will be (i) securities that are “actively-traded securities” within the meaning of Rule 101(c)(1) of Regulation M under the Exchange Act, or (ii) exchange-traded futures contracts or options on futures contracts that are not thinly traded.

8.           The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of substantially similarly structured non-transparent actively managed exchange traded funds.

B.	Fund of Funds Relief

Applicants agree that any Order of the Commission granting the requested Fund of Funds Relief will be subject to the following conditions:

1.           The members of an Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of an Acquiring Fund’s Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of the Fund, the Acquiring Fund’s Advisory Group or the Acquiring Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Acquiring Fund’s Subadvisory Group with respect to a Fund for which the Acquiring Fund’s Subadviser or a person controlling, controlled by, or under common control with the Acquiring Fund’s Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.           No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate.

3.           The board of directors or trustees of an Acquiring Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and any Acquiring Fund Subadviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.           Once an investment by an Acquiring Fund in the Shares of a Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board of a Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (b) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.           No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

6.           The Board of a Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund.  The Board will consider, among other things:  (a) whether the purchases were consistent with the investment objectives and policies of the Fund ; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

7.           Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

8.           Before investing in a Fund in excess of the limits in section 12(d)(1)(A), an Acquiring Fund and the Fund will execute an Acquiring Fund Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order.  At the time of its investment in Shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment.  At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate.  The Acquiring Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs.  The Fund and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund

Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.           The Acquiring Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-1 under the Act) received from a Fund by the Acquiring Fund Adviser, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Acquiring Fund in the Fund.  Any Acquiring Fund Subadviser will waive fees otherwise payable to the Acquiring Fund Subadviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund  by the Acquiring Fund Subadviser, or an affiliated person of the Acquiring Fund Subadviser, other than any advisory fees paid to the Acquiring Fund Subadviser or its affiliated person by the Fund, in connection with any investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Subadviser.  In the event that the Acquiring Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

10.           Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

11.           No Fund relying on the Fund of Funds Relief will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

12.           Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

VII.	NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application.  Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the cover.

VIII.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act.  Applicants have attached the required verifications to the application.  In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue an Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

T. ROWE PRICE ASSOCIATES, INC.

By:	/s/ Christine Morgan
Name:	Christine Morgan
Title:	Vice President

T. ROWE PRICE EQUITY SERIES, INC.

By:	/s/ David Oestreicher
Name:	David Oestreicher
Title:	Vice President

Dated: March 14, 2014

Verification of T. Rowe Price Associates, Inc.

In accordance with rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for an order for, and on behalf of, T. Rowe Price Associates, Inc.; that she is the Vice President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 14th day of March 2014, have been taken.  Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of hers knowledge, information and belief.

By:	/s/ Christine Morgan
Name:	Christine Morgan
Title:	Vice President

Verification of T. Rowe Price Equity Series, Inc.

In accordance with rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for, and on behalf of, T. Rowe Price Equity Series, Inc.; that he is the Vice President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 14th day of March 2014, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David Oestreicher
Name:	David Oestreicher
Title:	Vice President

WHEREAS, the Executive Committee of the T. Rowe Price Equity Series, Inc. desires to authorize the filing of an Application with the U.S. Securities and Exchange Commission for an order for exemptive relief from certain sections and rules under the Investment Company Act of 1940, as amended (the "Act"), prior to next meeting of the Series' Board of Directors pursuant to Section 4.02 of Article IV of the Series' By-Laws.

ACCORDINGLY, the Executive Committee of the T. Rowe Price Equity Series, Inc. hereby approves the following resolutions:

RESOLVED, that the President and each Vice President of the T. Rowe Price Equity Series, Inc., a Maryland corporation ("Corporation") be, and hereby is, authorized in its name and on its behalf to execute and file with the Securities and Exchange Commission an application ("Application"), including any exhibits and amendments, jointly with T. Rowe Price Associates, Inc. ("Price Associates") and any existing and future the investment companies advised by Price Associates ("Price Funds") (the Corporation, Price Associates, and Price Funds should be referred to collectively as "Applicants");

FURTHER RESOLVED, that the Application be filed pursuant to Sections 6(c) of the Act for an order exempting the Applicants from the provisions of Sections 2(a)(32), 5(a)(l), 22(d) and 22(e) of the Act and Rule 22c-l under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(l) and 17(a)(2) of the Act, under Section 12(d)(l)(J) of the Act for an exemption from Sections 12(d)(l)(A) and 12(d)(l)(B) of the Act, to permit the Applicants to register with the SEC an actively managed, non-transparent exchange-traded fund;

FURTHER RESOLVED, that the Application be in such form and content or be supplemented by such exhibits or amendments as the officers executing and filing the same shall, with the advice of the Applicants' legal counsel, determine to be necessary, appropriate or desirable, any such determination to be conclusively evidenced by the filing of such Application, exhibit or amendment;

FURTHER RESOLVED, that the President and any Vice President be and each of them is authorized to execute all such instruments and documents and do all such acts and things, as, in their opinion or in the opinion of any of them, may be necessary or appropriate in order to carry out the intent and purposes of the foregoing;

FURTHER RESOLVED, that the Secretary of the Corporation hereby is authorized to provide a certified copy of the foregoing resolutions to any individual or entity requiring same in order to further the purpose of the resolutions and progress of the transaction; and

FURTHER RESOLVED, that to the extent any individual or entity may require any special form of resolution confirming the approval or authority as above granted, such resolution hereby is adopted.

Dated: September 17, 2013

APPENDIX A

The Initial Funds

The five Initial Funds are Fund A, Fund B, Fund C, Fund D and Fund E.

Fund A

The investment objective of Fund A will be to seek to provide returns in excess of the S&P 500 Index (the “Index”).  Fund A is expected to use the Index as its Hedge Portfolio (i.e., an Index Hedge Portfolio).

Fund A will use a disciplined portfolio construction process whereby it will weight each sector and industry approximately the same as does the Index.  Fund A will seek to be fully invested and to be sector- and industry-neutral relative to the Index.  Within each sector and industry, the weighting of individual holdings may vary significantly from their weighting within the Index.  Fund A, which may be considered to be an enhanced index fund, attempts to outperform the Index by overweighting those stocks that are viewed favorably by the Adviser relative to their weighting in the Index, and underweighting or avoiding those stocks that are viewed negatively by the Adviser.  Fund A may also purchase stocks that are not in the Index, but at least 90% of the Fund’s total assets will be invested in stocks that are in the Index at the time of purchase.  To the extent a security drops out of the Index, Fund A may continue to hold it; however, until the Fund’s investments in Index securities again comprise at least 90% of the Fund’s total assets, any additional investment by Fund A will be in securities in the Index.  At the time of purchase, no security in Fund A’s portfolio will have a weight that is more than 1% greater, or more than 1% less, than its weight in the Index.  Under normal conditions, Fund A expects to hold the securities of approximately 250 to 325 issuers.

A portfolio oversight team will be responsible for the overall structure of Fund A and for developing rules for portfolio construction.  The portfolio oversight team will seek to take advantage of the Adviser’s fundamental research by assigning equity analysts to select stocks for Fund A within industries where they have focused expertise.  The equity analysts will be directly responsible for selecting stocks and determining the stocks’ weights within their industry-specific sleeves.  The analysts will select stocks from the industries they cover based on fundamental research, which considers factors such as the quality of the business franchise, earnings growth potential of the company, and valuation.  Fund A’s portfolio oversight team will maintain responsibility for evaluating the performance of the overall portfolio and the analysts’ stock selections, tracking and aligning the Fund’s risk characteristics with those of the Index, monitoring the portfolio’s exposures to industries and sectors, managing Fund A’s cash flows from Creation Unit purchases and redemptions, and ensuring overall compliance by the analysts with the Fund’s portfolio construction principles.

While the majority of assets will be invested in large-capitalization, U.S. common stocks, Fund A may also invest in small- and mid-capitalization U.S. common stocks and ADRs,65 in keeping with the Fund’s investment objectives.  Securities may be sold for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

The Fund will be managed in a manner that is substantially similar to the T. Rowe Price Capital Opportunity Fund, Inc. (“Representative Fund A”).  The historical performance of Representative Fund A vis-à-vis the Index, on an annual basis, has been as follows since Representative Fund A’s inception:

TABLE 1
Year	Outperformance of Representative Fund A Relative to Index
	Net Outperformance*	Gross Outperformance
2012	(0.01%)	0.86%
2011	(0.82%)	(0.05%)
2010	(1.76%)	(0.91%)
2009	2.82%	3.86%
2008	0.52%	1.03%
2007	0.15%	0.93%
2006	0.02%	0.92%
2005	(0.33%)	0.76%
2004	0.51%	1.86%
2003	2.10%	3.93%
2002	(0.15%)	0.83%
2001	1.79%	2.83%
2000	2.78%	3.96%
* Reflects performance net of the total annual expense ratio of the Representative Fund.

As TABLE 1 illustrates, Representative Fund A has generally been successful in its goal of seeking to outperform the Index over the long term.

Due to the nature of Representative Fund A’s and, therefore, Fund A’s, Portfolio Positions, Fund A’s INAV will provide a High-Quality Pricing Signal for arbitrageurs.  At least 95% of the value of Fund A’s Portfolio Positions will be (i) highly liquid, easily satisfying the standard set forth in conditions A.6 and A.7 of the application, (ii) have a current market price due to trading on an exchange, and (iii) trade synchronously with Fund A’s Shares such that their market price is continuously updated throughout such Shares’ trading day.  As a result, Fund A’s INAV calculator, given the Portfolio Positions, will be able to accurately price the Portfolio Positions for purposes of calculating and disseminating the INAV.

65           Consistent with ETF orders previously granted by the SEC, Applicants consider ADRs to be domestic securities (but not U.S. common stocks).  E.g., BLDRS Index Funds Trust, Investment Company Act Release Nos. 25772 (Oct. 18, 2002) (notice) and 25797 (Nov. 8, 2002) (order).

For Fund A, the Index is expected to serve as the Index Hedge Portfolio and, accordingly, as the Deposit and Redemption Baskets for, respectively, creations and redemptions of Creation Units.  The Index will provide a High-Quality Hedging Vehicle for Fund A because the stocks in the Index are highly liquid and, therefore, readily permit arbitrageurs to establish, at market value, a hedge for any position in Shares.66  Further, the stocks in the Index trade synchronously with Shares, again, such that arbitrageurs can concurrently establish a position in Shares and hedge such position at market values.

In addition, Representative Fund A has demonstrated consistently low Tracking Error relative to the Index.67  GRAPH 1 shows the annualized Tracking Error for the year ending June 30, 2013 between the performance of the NAV of Representative Fund A and the performance of the Index.

66           The average daily trading volume of the securities in the S&P 500 Index as of June 30, 2013 was 5.1 million shares.  As of the same date, the least actively traded security in the Index had an average daily trading volume of 24,300 shares, and the most actively traded security in the Index had an average daily trading volume of 132 million shares.  Based on Adviser’s experience managing the Representative Fund, Adviser estimates the average daily trading volume of the securities in the Fund portfolio to be 6.2 million shares. In terms of dollar volume, S&P 500 securities trade $218 million per day, on average; the corresponding figure for the Fund is estimated at $302 million.

67           Until a full year of data is available with respect to Fund A itself, Adviser will provide data based on Representative Fund A.

GRAPH 1
ANNUALIZED TRACKING ERROR
BETWEEN REPRESENTATIVE FUND A AND INDEX

Annualized Tracking Errors - Fund A vs. S&P 500
Rolling 250 Trading Days
(07/01/2012 to 06/30/2013)
120
100
80
60
40
20
0
Annualized Tracking Error (bps)
Jul-2012
Aug-2012
Sep-2012
Oct-2012
Nov-2012
Dec-2012
Jan-2013
Feb-2013
Mar-2013
Apr-2013
May-2013
Jun-2013

GRAPH 1 illustrates that the annualized Tracking Error over the past year between Representative Fund A and the Index has ranged from approximately 0.77% to 1.03% (or 77 to 103 basis points).  In short, the annualized Tracking Error between Representative Fund A and the Index has been minimal, indicating that the performance of the Representative Fund is highly correlated to the performance of the Index.

Applicants believe that it is reasonable to expect that Fund A will similarly generate consistently low Tracking Error relative to the Index.  This is the case because:  as shown in TABLE 1, the performance of Representative Fund A has consistently highly correlated, in both rising and falling markets, to the performance of the Index.  In addition, Fund A will be managed in manner that is substantially similar to the manner in which Representative Fund A has been managed.

To enhance Fund A’s arbitrage mechanism, in addition to publishing the annualized Tracking Error between the Fund and Index, Applicants will provide on the Funds’ website additional information that they believe will be useful to arbitrageurs.  In particular, Applicants will provide Daily Deviation and Empirical Percentile data for Fund A, using the Index as its Hedge Portfolio, and using, in part, data based on the performance of the Representative Fund A until such time as Fund A itself has a full year of performance.

For Fund A, GRAPH 2 illustrates the Daily Deviations (or “DDt” in the Tracking Error equation in Appendix B) during the last one-year period between the performance of Representative Fund A’s NAV and the performance of the Index.

GRAPH 2
DAILY DEVIATIONS
BETWEEN REPRESENTATIVE FUND A AND INDEX

Daily Deviations - Fund A vs. S&P 500
(07/01/2012 to 06/30/2013)
Daily Deviation (bps)
20
15
10
5
0
-5
-10
-15
-20
Jul-2012
Aug-2012
Sep-2012
Oct-2012
Nov-2012
Dec-2012
Jan-2013
Feb-2013
Mar-2013
Apr-2013
May-2013
Jun-2013

As illustrated by GRAPH 2, the Daily Deviations between Representative Fund A and the Index have ranged from approximately -0.14% to 0.17% (or -14 basis points to 17 basis points), with the great majority of Daily Deviations being between -0.05% to 0.05% (or -5 basis points and 5 basis points).  As shown, the Daily Deviations have been consistently small and exhibited no trend.

TABLE 2 provides arbitrageurs with the Empirical Percentile data for Fund A for the same one-year period based on the Daily Deviations reflected in GRAPH 2.

TABLE 2
EMPIRICAL PERCENTILE DATA FOR DAILY DEVIATIONS
BETWEEN REPRESENTATIVE FUND A AND INDEX

TABLE 2 shows that, for the period examined, 99% of all observations of DDt were less than 0.113% (or 11.3 basis points); 95% of all observations of DDt were less than 0.083% (or 8.3 basis points); and 90% of all observations of DDt were less than approximately 0.06% (or 6 basis points).  This data supports Applicants’ contention that short-term performance of Fund A and the Index will be strongly correlated and reflect minimal Tracking Error.  Thus, Applicants believe that arbitrageurs will be able to use the data to estimate, as necessary, potential Daily Deviations on future trading days and conduct arbitrage transactions in Shares of Fund A.

Most importantly, based on this data, Applicants expect arbitrageurs to be able to conduct low-risk arbitrage transactions in Shares of Fund A.  Accordingly, Applicants expect the arbitrage mechanism of Fund A, as facilitated by the disclosure of the Hedge Portfolio as well as Daily Deviation, Tracking Error and Empirical Percentile data, to effectively minimize premiums/discounts such that the market price of Fund A’s Shares remains close to Fund A’s NAV.

Fund B

The investment objective of Fund B will be to seek to provide long-term capital growth; income is a secondary objective.  Fund B will use its last disclosed portfolio holdings (or, prior to any such disclosure, Representative Fund B’s last disclosed portfolio holdings) as its Hedge Portfolio (i.e., a Holdings Hedge Portfolio).

Fund B will normally invest at least 80% of its net assets (including any borrowings for investment purposes) in the common stocks of large and medium-sized blue chip growth companies.  These are firms that, in the Adviser’s view, are well established in their industries and have the potential for above-average earnings growth.  The Adviser focuses on companies with leading market position, seasoned management, and strong financial fundamentals.  The investment approach reflects the Adviser’s belief that solid company fundamentals (with emphasis on strong growth in earnings per share or operating cash flow) combined with a positive industry outlook will ultimately reward investors with strong investment performance.

Some of the companies that Fund B will target for its portfolio will have good prospects for dividend growth.  At times, Fund B may invest significantly in stocks of technology companies.  In pursuing its investment objective, Fund B has the discretion to deviate from its normal investment criteria, as previously described, and purchase securities that the Adviser believes will provide an opportunity for substantial appreciation.  These situations might arise when the Adviser believes a security could increase in value for a variety of reasons, including an extraordinary corporate event, a new product introduction or innovation, a favorable competitive development, or a change in management.

While most of Fund B’s assets will typically be invested in U.S. common stocks, the Fund may invest in foreign stocks in keeping with its investment objectives as long as the Fund satisfies conditions A.6 and A.7 in the application.  Fund B may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

The Fund will be managed in a manner that is substantially similar to the T. Rowe Price Blue Chip Growth Fund, Inc. (“Representative Fund B”).  Due to the nature of Fund B’s Portfolio Positions, the Fund’s INAV will provide a High-Quality Pricing Signal for arbitrageurs.  At least 95% of Fund B’s Portfolio Positions will be (i) highly liquid, easily satisfying the standard set forth in conditions A.6 and A.7 of the application, (ii) have a current market price due to trading on an exchange, and (iii) trade synchronously with Fund B’s Shares such that their market price is continuously updated throughout such Shares’ trading day.  As a result, Fund B’s INAV calculator, given the Portfolio Positions, will be able to accurately price the Portfolio Positions for purposes of calculating and disseminating the INAV.

Fund B’s most recently disclosed quarter-end portfolio holdings are expected to serve as its Holdings Hedge Portfolio and, accordingly, as the Deposit and Redemption Baskets for, respectively, creations and redemptions of Creation Units.  This Holdings Hedge Portfolio would provide a High-Quality Hedging Vehicle for Fund B because the stocks in it are highly liquid and, therefore, readily permit arbitrageurs to establish, at market value, a hedge for positions in Shares.  Further, at least 95% of the value of the stocks in the Holdings Hedge Portfolio trade synchronously with Shares such that arbitrageurs can concurrently establish a position in Shares and hedge such position at market values.

In addition, the performance of the Holdings Hedge Portfolio has demonstrated consistently low Tracking Error with the performance of Representative Fund B’s NAV.68   GRAPH 3 shows the annualized Tracking Error for the last year between the performance of the NAV of Representative Fund B and the performance of the Holdings Hedge Portfolio.

GRAPH 3
ANNUALIZED TRACKING ERROR
BETWEEN REPRESENTATIVE FUND B AND HOLDINGS HEDGE PORTFOLIO

Annualized Tracking Errors - Fund B vs. Last Disclosed
Rolling 250 Trading Days
(07/01/2012 to 06/30/2013)
Annualized Tracking Error (bps)
100
90
80
70
60
50
40
30
20
10
0
Jul-2012
Aug-2012
Sep-2012
Oct-2012
Nov-2012
Dec-2012
Jan-2013
Feb-2013
Mar-2013
Apr-2013
May-2013
Jun-2013

GRAPH 3 illustrates that the annualized Tracking Error over the past year between Representative Fund B and the Holdings Hedge Portfolio has ranged from approximately 0.45% to 0.62% (or 45 to 62 basis points).  In sum, the annualized Tracking Error between Representative Fund B and the proposed Holdings Hedge Portfolio has been minimal, indicating that the performance of the Representative Fund is highly correlated to the performance of the Holdings Hedge Portfolio.

68           Until a full year of data is available with respect to Fund B itself, Adviser will provide data based on Representative Fund B.

For the reasons explained above, Applicants believe that it is reasonable to expect that Fund B will similarly generate consistently low Tracking Error to the proposed Holdings Hedge Portfolio.  This is the case because Fund B will be managed in manner that is substantially similar to the manner in which Representative Fund B has been managed.  Accordingly, Applicants can and do reasonably expect the performance of Fund B’s NAV to be substantially similar to that of the Representative Fund B.

To enhance Fund B’s arbitrage mechanism, in addition to publishing the annualized Tracking Error between the Fund and its Holdings Hedge Portfolio, Applicants will provide additional information on the Funds’ website that they believe will be useful to potential arbitrageurs.  In particular, Applicants will provide Daily Deviation and Empirical Percentile data for the Fund relative to its Holdings Hedge Portfolio.  This data will use, in part, data based on the performance of Representative Fund B until such time as Fund B itself has a full year of performance.

For Fund B, GRAPH 4 illustrates the Daily Deviations (or “DDt” in the Tracking Error equation in Appendix B) during the last one-year period between the performance of Representative Fund B’s NAV and the performance of the Holdings Hedge Portfolio.

GRAPH 4
DAILY DEVIATIONS
BETWEEN REPRESENTATIVE FUND B AND HOLDINGS HEDGE PORTFOLIO

Daily Deviations - Fund B vs. Last Disclosed
(07/01/2012 to 06/30/2013)
Daily Deviation (bps)
20
15
10
5
0
-5
-10
-15
-20
Jul-2012
Aug-2012
Sep-2012
Oct-2012
Nov-2012
Dec-2012
Jan-2013
Feb-2013
Mar-2013
Apr-2013
May-2013
Jun-2013

As illustrated by GRAPH 4, the Daily Deviations between Representative Fund B and the Holdings Hedge Portfolio have ranged from approximately -0.15% to 0.15% (or -15 basis points to 15 basis points) with the great majority of Daily Deviations being between -0.05% to 0.05% (or -5 basis points to 5 basis points).  In short, the Daily Deviations have been consistently small and exhibited no trend.

TABLE 3 provides arbitrageurs with the Empirical Percentile data for the same one-year period based on the Daily Deviations reflected in GRAPH 4.

TABLE 3
EMPIRICAL PERCENTILE DATA FOR DAILY DEVIATIONS
BETWEEN REPRESENTATIVE FUND  B AND HOLDINGS HEDGE PORTFOLIO

TABLE 3 shows that, for the period examined, 99% of all observations of DDt were less than 0.107% (or 10.7 basis points); 95% of all observations of DDt were less than 0.072% (or 7.2 basis points); and 90% of all observations of DDt were less than 0.04% (or 4 basis points).  This data supports Applicants’ contention that short-term performance of Fund B and its Holdings Hedge Portfolio will be strongly correlated and reflect minimal Tracking Error.  Thus, Applicants believe that arbitrageurs will be able to use the data to estimate, as necessary, potential Daily Deviations on future trading days and conduct arbitrage transactions in Shares of Fund B.

In fact, under the circumstances described, Applicants expect arbitrageurs to be able to conduct low-risk arbitrage transactions in Shares of Fund B.  Accordingly, Applicants expect the arbitrage mechanism of Fund B, as facilitated by the disclosure of the Holdings Hedge Portfolio as well as the Daily Deviation, Tracking Error and Empirical Percentile data, to effectively minimize premiums/discounts of Shares such that their market price remains close to Fund B’s NAV.

Fund C

The investment objective of Fund C will be to seek to provide long-term capital appreciation by investing in common stocks believed to be undervalued; income is a secondary objective.  Fund C will use its last disclosed portfolio holdings (or, prior to any such disclosure, Representative Fund C’s last disclosed portfolio holdings) as its Hedge Portfolio (i.e., a Holdings Hedge Portfolio).

In taking a value approach to investment selection, at least 65% of Fund C’s total assets will normally be invested in common stocks the Adviser regards as undervalued.  Holdings are expected to consist primarily of large-cap stocks, but may also include stocks of mid-cap and small-cap companies.  The Adviser’s in-house research team seeks to identify companies that appear to be undervalued by various measures, and may be temporarily out of favor, but have good prospects for capital appreciation.  In selecting investments, the Adviser generally look for one or more of the following:

●	low price/earnings, price/book value, price/sales, or price/cash flow ratios relative to the S&P 500, the company’s peers, or its own historical norm;
●	low stock price relative to a company’s underlying asset values;
●	companies that may benefit from restructuring activity; and/or
●	a sound balance sheet and other positive financial characteristics.

In pursuing its investment objective, Fund C has the discretion to deviate from its normal investment criteria, as previously described, and purchase securities that the Adviser believes will provide an opportunity for substantial appreciation.  These situations might arise when the Adviser believes a security could increase in value for a variety of reasons, including an extraordinary corporate event, a new product introduction or innovation, a favorable competitive development, or a change in management.

While most of Fund C’s assets will typically be invested in U.S. common stocks, the Fund may invest in foreign stocks in keeping with its investment objectives as long as the Fund satisfies conditions A.6 and A.7 in the application.  Fund C may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

The Fund will be managed in a manner that is substantially similar to the T. Rowe Price Value Fund, Inc. (“Representative Fund C”).  Due to the nature of Fund C’s Portfolio Positions, the Fund’s INAV will provide a High-Quality Pricing Signal for arbitrageurs.  At least 95% of Fund C’s Portfolio Positions will be (i) highly liquid, easily satisfying the standard set forth in conditions A.6 and A.7 of the application, (ii) have a current market price due to trading on an exchange, and (iii) trade synchronously with Fund C’s Shares such that their market price is continuously updated throughout such Shares’ trading day.  As a result, Fund C’s INAV calculator, given the Portfolio Positions, will be able to accurately price the Portfolio Positions for purposes of calculating and disseminating the INAV.

Fund C’s most recently disclosed quarter-end portfolio holdings are expected to serve as its Holdings Hedge Portfolio and, accordingly, as the Deposit and Redemption Baskets for,

respectively, creations and redemptions of Creation Units.  This Holdings Hedge Portfolio would provide a High-Quality Hedging Vehicle for Fund C because the stocks in it are highly liquid and, therefore, readily permit arbitrageurs to establish, at market value, a hedge for positions in Shares.  Further, at least 95% of the value of the stocks in the Holdings Hedge Portfolio trade synchronously with Shares such that arbitrageurs can concurrently establish a position in Shares and hedge such position at market values.

In addition, the performance of the Holdings Hedge Portfolio has demonstrated consistently low Tracking Error with the performance of Representative Fund C’s NAV.69  GRAPH 5 shows the annualized Tracking Error for the last year between the performance of the NAV of Representative Fund C and the performance of the Holdings Hedge Portfolio.

GRAPH 5
ANNUALIZED TRACKING ERROR
BETWEEN REPRESENTATIVE FUND C AND HOLDINGS HEDGE PORTFOLIO

Annualized Tracking Errors - Fund C vs. Last Disclosed
Rolling 250 Trading Days
(07/01/2012 to 06/30/2013)
Annualized Tracking Error (bps)
100
90
80
70
60
50
40
30
20
10
0
Jul-2012
Aug-2012
Sep-2012
Oct-2012
Nov-2012
Dec-2012
Jan-2013
Feb-2013
Mar-2013
Apr-2013
May-2013
Jun-2013

69           Until a full year of data is available with respect to Fund C itself, Adviser will provide data based on Representative Fund C.

GRAPH 5 illustrates that the annualized Tracking Error over the past year between Representative Fund C and the Holdings Hedge Portfolio has ranged from approximately 0.49% to 0.74% (or 49 to 74 basis points).  In sum, the annualized Tracking Error between Representative Fund C and the proposed Holdings Hedge Portfolio has been minimal, indicating that the performance of the Representative Fund is highly correlated to the performance of the Holdings Hedge Portfolio.

For the reasons explained above, Applicants believe that it is reasonable to expect that Fund C will similarly generate consistently low Tracking Error to the proposed Holdings Hedge Portfolio.  This is the case because Fund C will be managed in manner that is substantially similar to the manner in which Representative Fund C has been managed.  Accordingly, Applicants can and do reasonably expect the performance of Fund C’s NAV to be substantially similar to that of the Representative Fund C.

To enhance Fund C’s arbitrage mechanism, in addition to publishing the annualized Tracking Error between the Fund and its Holdings Hedge Portfolio, Applicants will provide additional information on the Funds’ website that they believe will be useful to potential arbitrageurs.  In particular, Applicants will provide Daily Deviation and Empirical Percentile data for the Fund relative to its Holdings Hedge Portfolio.  This data will use, in part, data based on the performance of Representative Fund C until such time as Fund C itself has a full year of performance.

For Fund C, GRAPH 6 illustrates the Daily Deviations (or “DDt” in the Tracking Error equation in Appendix B) during the last one-year period between the performance of Representative Fund C’s NAV and the performance of the Holdings Hedge Portfolio.

GRAPH 6
DAILY DEVIATIONS
BETWEEN REPRESENTATIVE FUND C AND HOLDINGS HEDGE PORTFOLIO

Daily Deviations - Fund C vs. Last Disclosed
(07/01/2012 to 06/30/2013)
Daily Deviation (bps)
20
15
10
5
0
-5
-10
-15
-20
Jul-2012
Aug-2012
Sep-2012
Oct-2012
Nov-2012
Dec-2012
Jan-2013
Feb-2013
Mar-2013
Apr-2013
May-2013
Jun-2013

As illustrated by GRAPH 6, the Daily Deviations between Representative Fund C and the Holdings Hedge Portfolio have ranged from approximately -0.14% to 0.15% (or -14 basis points to 15 basis points) with the great majority of Daily Deviations being between -0.05% to 0.05% (or -5 basis points to 5 basis points).  In short, the Daily Deviations have been consistently small and exhibited no trend.

TABLE 4 provides arbitrageurs with the Empirical Percentile data for the same one-year period based on the Daily Deviations reflected in GRAPH 6.

TABLE 4
EMPIRICAL PERCENTILE DATA FOR DAILY DEVIATIONS
BETWEEN REPRESENTATIVE FUND C AND HOLDINGS HEDGE PORTFOLIO

TABLE 4 shows that, for the period examined, 99% of all observations of DDt were less than 0.084% (or 8.4 basis points); 95% of all observations of DDt were less than 0.049% (or 4.9 basis points); and 90% of all observations of DDt were less than 0.037% (or 3.7 basis points).  This data supports Applicants’ contention that short-term performance of Fund C and its Holdings Hedge Portfolio will be strongly correlated and reflect minimal Tracking Error.  Thus, Applicants believe that arbitrageurs will be able to use the data to estimate, as necessary, potential Daily Deviations on future trading days and conduct arbitrage transactions in Shares of Fund C.

In fact, under the circumstances described, Applicants expect arbitrageurs to be able to conduct low-risk arbitrage transactions in Shares of Fund C.  Accordingly, Applicants expect the arbitrage mechanism of Fund C, as facilitated by the disclosure of the Holdings Hedge Portfolio as well as the Daily Deviation, Tracking Error and Empirical Percentile data, to effectively minimize premiums/discounts of Shares such that their market price remains close to Fund C’s NAV.

Fund D

The investment objective of Fund D will be to seek a high level of dividend income and long-term capital growth primarily through investments in stocks.  Fund D will use its last disclosed portfolio holdings (or, prior to any such disclosure, Representative Fund D’s last disclosed portfolio holdings) as its Hedge Portfolio (i.e., a Holdings Hedge Portfolio).

Fund D will normally invest at least 80% of its net assets (including any borrowings for investment purposes) in common stocks, with an emphasis on large-capitalization stocks that have a strong track record of paying dividends or that are believed to be undervalued.  Fund D typically employs a “value” approach in selecting investments.  The Adviser’s in-house research team seeks companies that appear to be undervalued by various measures and may be temporarily out of favor but have good prospects for capital appreciation and dividend growth.  In selecting investments, the Adviser generally look for companies in the aggregate with one or more of the following:

●	an established operating history;
●	above-average dividend yield relative to the S&P 500;
●	low price/earnings ratio relative to the S&P 500;
●	a sound balance sheet and other positive financial characteristics; and
●	low stock price relative to a company’s underlying value as measured by assets, cash flow, or business franchises.

Fund D generally seeks investments in large-capitalization companies and the Fund’s yield, which reflects the level of dividends paid by the Fund, is expected to normally exceed the yield of the S&P 500 Stock Index.  In pursuing its investment objective, Fund D has the discretion to deviate from its normal investment criteria, as previously described, and purchase securities that the Adviser believes will provide an opportunity for substantial appreciation.  These situations might arise when the Adviser believes a security could increase in value for a variety of reasons, including an extraordinary corporate event, a new product introduction or innovation, a favorable competitive development, or a change in management.

While most of Fund D’s assets will typically be invested in U.S. common stocks, the Fund may invest in foreign stocks in keeping with its investment objectives as long as the Fund satisfies conditions A.6 and A.7 in the application.  Fund D may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

The Fund will be managed in a manner that is substantially similar to the T. Rowe Price Equity Income Fund, Inc. (“Representative Fund D”).  Due to the nature of Fund D’s Portfolio Positions, the Fund’s INAV will provide a High-Quality Pricing Signal for arbitrageurs.  At least 95% of Fund D’s Portfolio Positions will be (i) highly liquid, easily satisfying the standard set forth in conditions A.6 and A.7 of the application, (ii) have a current market price due to trading on an exchange, and (iii) trade synchronously with Fund D’s Shares such that their market price is continuously updated throughout such Shares’ trading day.  As a result, Fund D’s INAV calculator, given the Portfolio Positions, will be able to accurately price the Portfolio Positions for purposes of calculating and disseminating the INAV.

Fund D’s most recently disclosed quarter-end portfolio holdings are expected to serve as its Holdings Hedge Portfolio and, accordingly, as the Deposit and Redemption Baskets for, respectively, creations and redemptions of Creation Units.  This Holdings Hedge Portfolio would provide a High-Quality Hedging Vehicle for Fund D because the stocks in it are highly liquid and, therefore, readily permit arbitrageurs to establish, at market value, a hedge for positions in Shares.  Further, at least 95% of the value of the stocks in the Holdings Hedge Portfolio trade synchronously with Shares such that arbitrageurs can concurrently establish a position in Shares and hedge such position at market values.

In addition, the performance of the Holdings Hedge Portfolio has demonstrated consistently low Tracking Error with the performance of Representative Fund D’s NAV.70  GRAPH 7 shows the annualized Tracking Error for the last year between the performance of the NAV of Representative Fund D and the performance of the Holdings Hedge Portfolio.

GRAPH 7
ANNUALIZED TRACKING ERROR
BETWEEN REPRESENTATIVE FUND D AND HOLDINGS HEDGE PORTFOLIO

Annualized Tracking Errors - Fund D vs. Last Disclosed
Rolling 250 Trading Days
(07/01/2012 to 06/30/2013)
Annualized Tracking Error (bps)
100
90
80
70
60
50
40
30
20
10
0
Jul-2012
Aug-2012
Sep-2012
Oct-2012
Nov-2012
Dec-2012
Jan-2013
Feb-2013
Mar-2013
Apr-2013
May-2013
Jun-2013

70           Until a full year of data is available with respect to Fund D itself, Adviser will provide data based on Representative Fund D.

GRAPH 7 illustrates that the annualized Tracking Error over the past year between Representative Fund D and the Holdings Hedge Portfolio has ranged from approximately 0.52% to 0.83% (or 52 to 83 basis points).  In sum, the annualized Tracking Error between Representative Fund D and the proposed Holdings Hedge Portfolio has been minimal, indicating that the performance of the Representative Fund is highly correlated to the performance of the Holdings Hedge Portfolio.

For the reasons explained above, Applicants believe that it is reasonable to expect that Fund D will similarly generate consistently low Tracking Error to the proposed Holdings Hedge Portfolio.  This is the case because Fund D will be managed in manner that is substantially similar to the manner in which Representative Fund D has been managed.  Accordingly, Applicants can and do reasonably expect the performance of Fund D’s NAV to be substantially similar to that of the Representative Fund D.

To enhance Fund D’s arbitrage mechanism, in addition to publishing the annualized Tracking Error between the Fund and its Holdings Hedge Portfolio, Applicants will provide additional information on the Funds’ website that they believe will be useful to potential arbitrageurs.  In particular, Applicants will provide Daily Deviation and Empirical Percentile data for the Fund relative to its Holdings Hedge Portfolio.  This data will use, in part, data based on the performance of Representative Fund D until such time as Fund D itself has a full year of performance.

For Fund D, GRAPH 8 illustrates the Daily Deviations (or “DDt” in the Tracking Error equation in Appendix B) during the last one-year period between the performance of Representative Fund D’s NAV and the performance of the Holdings Hedge Portfolio.

GRAPH 8
DAILY DEVIATIONS
BETWEEN REPRESENTATIVE FUND D AND HOLDINGS HEDGE PORTFOLIO

Daily Deviations - Fund D vs. Last Disclosed
(07/01/2012 to 06/30/2013)
Daily Deviation (bps)
20
15
10
5
0
-5
-10
-15
-20
Jul-2012
Aug-2012
Sep-2012
Oct-2012
Nov-2012
Dec-2012
Jan-2013
Feb-2013
Mar-2013
Apr-2013
May-2013
Jun-2013

As illustrated by GRAPH 8, the Daily Deviations between Representative Fund D and the Holdings Hedge Portfolio have ranged from approximately -0.10% to 0.16% (or -10 basis points to 16 basis points) with the great majority of Daily Deviations being between -0.05% to 0.05% (or -5 basis points to 5 basis points).  In short, the Daily Deviations have been consistently small and exhibited no trend.

TABLE 5 provides arbitrageurs with the Empirical Percentile data for the same one-year period based on the Daily Deviations reflected in GRAPH 8.

TABLE 5
EMPIRICAL PERCENTILE DATA FOR DAILY DEVIATIONS
BETWEEN REPRESENTATIVE FUND D AND HOLDINGS HEDGE PORTFOLIO

TABLE 5 shows that, for the period examined, 99% of all observations of DDt were less than 0.085% (or 8.5 basis points); 95% of all observations of DDt were less than 0.064% (or 6.4 basis points); and 90% of all observations of DDt were less than 0.043% (or 4.3 basis points).  This data supports Applicants’ contention that short-term performance of Fund D and its Holdings Hedge Portfolio will be strongly correlated and reflect minimal Tracking Error.  Thus, Applicants believe that arbitrageurs will be able to use the data to estimate, as necessary, potential Daily Deviations on future trading days and conduct arbitrage transactions in Shares of Fund D.

In fact, under the circumstances described, Applicants expect arbitrageurs to be able to conduct low-risk arbitrage transactions in Shares of Fund D.  Accordingly, Applicants expect the arbitrage mechanism of Fund D, as facilitated by the disclosure of the Holdings Hedge Portfolio as well as the Daily Deviation, Tracking Error and Empirical Percentile data, to effectively minimize premiums/discounts of Shares such that their market price remains close to Fund D’s NAV.

Fund E

The investment objective of Fund E will be to seek dividend income and long-term capital growth primarily through investments in stocks.  Fund E will use its last disclosed portfolio holdings (or, prior to any such disclosure, Representative Fund E’s last disclosed portfolio holdings) as its Hedge Portfolio (i.e., a Holdings Hedge Portfolio).

Fund E will normally invest at least 65% of its total assets in stocks, with an emphasis on stocks that have a strong track record of paying dividends or that are expected to increase their dividends over time.  The Adviser believes that a track record of dividend increases is an excellent indicator of financial health and growth prospects, and that over the long term, income can contribute significantly to total return.  Dividends can also help reduce Fund E’s volatility during periods of market turbulence and help offset losses when stock prices are falling.  The Adviser’s in-house research team looks for stocks with sustainable, above-average growth in earnings and dividends, and attempt to buy them when they are temporarily out of favor or undervalued by the market.  Holdings tend to be in large to medium-sized companies.  In selecting investments, the Adviser favors companies with one or more of the following:

●	either a track record of, or the potential for, above-average earnings and dividend growth;
●	a competitive current dividend yield;
●	a sound balance sheet and solid cash flow to support future dividend increases;
●	a sustainable competitive advantage and leading market position; and
●	attractive valuations, such as low price/earnings, price/cash flow, or price/sales ratios.

In pursuing its investment objective, Fund E has the discretion to deviate from its normal investment criteria, as previously described, and purchase securities that the Adviser believes will provide an opportunity for substantial appreciation.  These situations might arise when the Adviser believes a security could increase in value for a variety of reasons, including an extraordinary corporate event, a new product introduction or innovation, a favorable competitive development, or a change in management.

While most of Fund E’s assets will typically be invested in U.S. common stocks, the Fund may invest in foreign stocks in keeping with its investment objectives as long as the Fund satisfies conditions A.6 and A.7 in the application.  Fund E may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

The Fund will be managed in a manner that is substantially similar to the T. Rowe Price Dividend Growth Fund, Inc. (“Representative Fund E”).  Due to the nature of Fund E’s Portfolio Positions, the Fund’s INAV will provide a High-Quality Pricing Signal for arbitrageurs.  At least 95% of Fund E’s Portfolio Positions will be (i) highly liquid, easily satisfying the standard set forth in conditions A.6 and A.7 of the application, (ii) have a current market price due to trading on an exchange, and (iii) trade synchronously with Fund E’s Shares such that their market price is continuously updated throughout such Shares’ trading day.  As a result, Fund E’s INAV calculator, given the Portfolio Positions, will be able to accurately price the Portfolio Positions for purposes of calculating and disseminating the INAV.

Fund E’s most recently disclosed quarter-end portfolio holdings are expected to serve as its Holdings Hedge Portfolio and, accordingly, as the Deposit and Redemption Baskets for, respectively, creations and redemptions of Creation Units.  This Holdings Hedge Portfolio would provide a High-Quality Hedging Vehicle for Fund E because the stocks in it are highly liquid and, therefore, readily permit arbitrageurs to establish, at market value, a hedge for positions in Shares.  Further, at least 95% of the value of the stocks in the Holdings Hedge Portfolio trade synchronously with Shares such that arbitrageurs can concurrently establish a position in Shares and hedge such position at market values.

In addition, the performance of the Holdings Hedge Portfolio has demonstrated consistently low Tracking Error with the performance of Representative Fund E’s NAV.71  GRAPH 9 shows the annualized Tracking Error for the last year between the performance of the NAV of Representative Fund E and the performance of the Holdings Hedge Portfolio.

71           Until a full year of data is available with respect to Fund E itself, Adviser will provide data based on Representative Fund E.

GRAPH 9
ANNUALIZED TRACKING ERROR
BETWEEN REPRESENTATIVE FUND E AND HOLDINGS HEDGE PORTFOLIO

Annualized Tracking Errors - Fund E vs. Last Disclosed
Rolling 250 Trading Days
(07/01/2012 to 06/30/2013)
Annualized Tracking Error (bps)
120
100
80
60
40
20
0
Jul-2012
Aug-2012
Sep-2012
Oct-2012
Nov-2012
Dec-2012
Jan-2013
Feb-2013
Mar-2013
Apr-2013
May-2013
Jun-2013

GRAPH 9 illustrates that the annualized Tracking Error over the past year between Representative Fund E and the Holdings Hedge Portfolio has ranged from approximately 0.50% to 1.03% (or 50 to 103 basis points).  In sum, the annualized Tracking Error between Representative Fund E and the proposed Holdings Hedge Portfolio has been minimal, indicating that the performance of the Representative Fund is highly correlated to the performance of the Holdings Hedge Portfolio.

For the reasons explained above, Applicants believe that it is reasonable to expect that Fund E will similarly generate consistently low Tracking Error to the proposed Holdings Hedge Portfolio.  This is the case because Fund E will be managed in manner that is substantially similar to the manner in which Representative Fund E has been managed.  Accordingly, Applicants can and do reasonably expect the performance of Fund E’s NAV to be substantially similar to that of the Representative Fund E.

To enhance Fund E’s arbitrage mechanism, in addition to publishing the annualized Tracking Error between the Fund and its Holdings Hedge Portfolio, Applicants will provide additional information on the Funds’ website that they believe will be useful to potential arbitrageurs.  In particular, Applicants will provide Daily Deviation and Empirical Percentile data for the Fund relative to its Holdings Hedge Portfolio.  This data will use, in part, data based on the performance of Representative Fund E until such time as Fund E itself has a full year of performance.

For Fund E, GRAPH 10 illustrates the Daily Deviations (or “DDt” in the Tracking Error equation in Appendix B) during the last one-year period between the performance of Representative Fund E’s NAV and the performance of the Holdings Hedge Portfolio.

GRAPH 10
DAILY DEVIATIONS
BETWEEN REPRESENTATIVE FUND E AND HOLDINGS HEDGE PORTFOLIO

Daily Deviations - Fund E vs. Last Disclosed
(07/01/2012 to 06/30/2013)
Daily Deviation (bps)
15
10
5
0
-5
-10
-15
Jul-2012
Aug-2012
Sep-2012
Oct-2012
Nov-2012
Dec-2012
Jan-2013
Feb-2013
Mar-2013
Apr-2013
May-2013
Jun-2013

As illustrated by GRAPH 10, the Daily Deviations between Representative Fund E and the Holdings Hedge Portfolio have ranged from approximately -0.11% to 0.10% (or -11 basis points to 10 basis points) with the great majority of Daily Deviations being between -0.05% to 0.05% (or -5 basis points to 5 basis points).  In short, the Daily Deviations have been consistently small and exhibited no trend.

TABLE 6 provides arbitrageurs with the Empirical Percentile data for the same one-year period based on the Daily Deviations reflected in GRAPH 10.

TABLE 6
EMPIRICAL PERCENTILE DATA FOR DAILY DEVIATIONS
BETWEEN REPRESENTATIVE FUND E AND HOLDINGS HEDGE PORTFOLIO

TABLE 6 shows that, for the period examined, 99% of all observations of DDt were less than 0.08% (or 8 basis points); 95% of all observations of DDt were less than 0.053% (or 5.3 basis points); and 90% of all observations of DDt were less than 0.036% (or 3.6 basis points).  This data supports Applicants’ contention that short-term performance of Fund E and its Holdings Hedge Portfolio will be strongly correlated and reflect minimal Tracking Error.  Thus, Applicants believe that arbitrageurs will be able to use the data to estimate, as necessary, potential Daily Deviations on future trading days and conduct arbitrage transactions in Shares of Fund E.

In fact, under the circumstances described, Applicants expect arbitrageurs to be able to conduct low-risk arbitrage transactions in Shares of Fund E.  Accordingly, Applicants expect the arbitrage mechanism of Fund E, as facilitated by the disclosure of the Holdings Hedge Portfolio as well as the Daily Deviation, Tracking Error and Empirical Percentile data, to effectively minimize premiums/discounts of Shares such that their market price remains close to Fund E’s NAV.

APPENDIX B
Tracking Error

The following is a mathematical representation of the daily tracking error calculation:

Terminology
•	Let rtETF be the Fund’s percentage change in NAV on day t (measured in basis points, or bps)
•	Let rtH be the hedge vehicle’s72 return on day t (measured in basis points, or bps)
•	Let N be the measurement period (in trading days) over which the Tracking Error is to be measured

Formulas
•	The Daily Deviation on day t is then defined as:
•	The historical Tracking Error for the last N trading days is then defined as73:
•	The annualized Tracking Error is equal to (√252)

72           For most existing Index ETFs, the hedge vehicle will be the creation or redemption basket, which is generally very similar to the underlying index the ETF seeks to track.

73           Depending on the convention used, the term inside the square root (or radical) could also be divided by N-1 instead of N.

B-1